Exhibit 99.2

NOTICE OF

2019 ANNUAL GENERAL AND SPECIAL

MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

MARCH 18, 2019

In 2019, we celebrate our silver anniversary: 25 years of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility.

2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice of our 2019 Annual General and Special Meeting of Shareholders

WHEN:	WHERE:

Wednesday, May 8, 2019	Malaspina Room at the Fairmont Waterfront Hotel
3:00 p.m. (Vancouver time)	900 Canada Place Way, Vancouver, British Columbia

We will cover the following items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2018 and the auditor’s report thereon.

2.	Elect eight directors to hold office until our 2020 annual general and special meeting of shareholders.

3.	Reappoint Deloitte LLP as our independent auditor to hold office until our 2020 annual general and special meeting of shareholders and authorize the directors to set the auditor’s pay.

4.	Consider a non-binding advisory “say on pay” resolution approving our approach to executive compensation.

5.	Transact any other business that may properly come before the meeting.

Your Vote is Important.

You are entitled to receive this notice and vote at our 2019 annual general and special meeting of shareholders (the Meeting) if you owned common shares of Pan American Silver Corp. as of the close of business on March 12, 2019.

The accompanying management information circular (the Circular) is available to our shareholders on or about March 26, 2019 with a proxy or voting instruction form (VIF) in accordance with applicable laws.

If you are a registered shareholder, send your completed proxy by fax or mail, to our transfer agent, Computershare Investor Services Inc. (Computershare), or complete your proxy on the internet in accordance with the instructions provided on the form of proxy. Computershare must receive your proxy by 3:00 p.m. (Vancouver time) on Monday, May 6, 2019, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Meeting. The chair of the Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice.

If you are a non-registered shareholder and you have received these materials from us or our agent, we have obtained your name, address and information about your shareholdings from your securities broker, custodian, nominee, fiduciary, or other intermediary holding these securities on your behalf in accordance with applicable requirements of securities regulators. By sending these materials to you directly, we (and not your intermediary) have assumed responsibility for delivering them to you and executing your proper voting instructions. Please return your voting instructions as specified in the enclosed voting information form.

If you are a non-registered shareholder and object to us receiving access to your personal name and address, we have provided these documents to your broker, custodian, fiduciary or other intermediary to forward to you. Please follow the voting instructions that you receive from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

The accompanying Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read it carefully.

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2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The Circular contains further particulars of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variations of any matter identified in this Notice, and transact such other business as may properly come before the Meeting or any adjournment thereof. Copies of the audited financial statements for the year ended December 31, 2018, report of the auditor and related management discussion and analysis, as well as the Annual Information Form, will be made available at the Meeting and are available on SEDAR at www.sedar.com.

You are receiving this Notice because Pan American has elected to use the notice-and-access model as such provisions are set out under National Instrument 51-102 and National Instrument 54-101 (the Notice-and-Access Provisions) for the delivery of meeting materials relating to this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a company to reduce the volume of materials to be physically mailed to shareholders by posting the Circular and any additional annual meeting materials (the Proxy Materials) online. Under the Notice-and-Access Provisions, instead of receiving paper copies of the Circular, shareholders will receive a Notice and a form of proxy. In the case of beneficial (non-registered) shareholders, they will receive a Notice and a VIF. The form of proxy/VIF enables shareholders to vote. Before voting, shareholders are reminded to review the Circular online by logging onto the website access page provided and following the instructions set out below. Shareholders may also choose to receive a printed copy of the Circular by following the procedures set out below.

Copies of the Proxy Materials and the annual financials are posted on the Company’s website at https://www.panamericansilver.com/investors/reports-and-filings.

How to Obtain Paper Copies of the Information Circular

Any shareholder may request a paper copy of the Circular be mailed to them at no cost by contacting the Company at 625 Howe Street, Suite 1500, Vancouver, British Columbia V6E 2T6; by telephone: 604-684-1175; by telephone toll-free: 1-800-677-1845 or by fax 604-684-0147. A shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

To allow adequate time for a shareholder to receive and review a paper copy of the Circular and then to submit their vote by 3 p.m. (Pacific Time) on Monday, May 6, 2019, a shareholder requesting a paper copy of the Circular as described above, should ensure such request is received by the Company no later than 5 p.m. PST on April 22, 2019. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period. To obtain a paper copy of the Circular after the Meeting date, please contact the Company.

The Company will not use a procedure known as ‘stratification’ in relation to its use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer while using Notice-and-Access Provisions also provides a paper copy of the Circular to some of its shareholders with the notice package. In relation to the Meeting, all shareholders will receive the required documentation under Notice-and-Access Provisions, and will not include a paper copy of the Circular.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Michael Steinmann

Michael Steinmann,

President, CEO and Director

Vancouver, British Columbia

March 18, 2019

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About this Information Circular

References in this management information circular (the Circular) to “Pan American”, the “Company”, “we”, “us” and “our” are references to Pan American Silver Corp. and its subsidiaries unless otherwise specified or the context otherwise requires.

This Circular has been prepared in connection with the 2019 annual general and special meeting of shareholders to be held at 3:00 p.m. (Vancouver time) on Wednesday, May 8, 2019 (the Meeting). If you owned Pan American common shares (Shares) as of the close of business on March 12, 2019 (the Record Date), you have the right to attend the Meeting and vote on the various items of business to be addressed at the Meeting in person or by proxy. You retain these rights if the Meeting is adjourned or postponed.

In this Circular, we, us, our, Pan American and the Company mean
Pan American Silver Corp.

You, your and shareholder mean holders of Shares of Pan American as of the Record Date.

Your vote is important. This Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote, either by completing the proxy or voting instructions or by attending the Meeting in person.

Both the Board of Directors (the Board) and management of Pan American encourage you to vote. Our management will be soliciting your vote for this Meeting and any Meeting that is reconvened if it is postponed or adjourned.

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by our directors, officers and employees or by our transfer agent.

Unless otherwise indicated, all currency amounts stated in this Circular are stated in the lawful currency of the United States.

This Circular is dated March 18, 2019. Unless otherwise stated, information in this Circular is as of March 12, 2019.

Receiving Documents

As a shareholder, you can decide if you want to receive paper copies of our interim and annual financial statements and management’s discussion and analysis (MD&A). To receive paper copies of these materials, please complete the enclosed card to send us your instructions, complete the request contained on the form of proxy provided in connection with the Meeting or register online at www.computershare.com/mailinglist.

If you have any questions about the procedures to be followed to qualify your vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Investor Services Inc. (Computershare) by telephone (toll free) at 1-800-564-6253 or 514-982-7555 (international direct dial).

Additional Information

You can find financial information relating to Pan American in our comparative financial statements and MD&A for our most recently completed financial year. See our MD&A, financial statements and our annual information form (and United States Securities Exchange Commission filing in respect of the Form 40-F) for additional information about us. These documents are available on:

•	our website (www.panamericansilver.com)

•	SEDAR (www.sedar.com)

•	EDGAR (www.sec.gov/edgar.shtml)

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2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

You can also request copies of these documents or this Circular, free of charge, by contacting our Corporate Secretary:

Corporate Secretary Pan American Silver Corp. 1500 – 625 Howe Street Vancouver, British Columbia V6C 2T6	legal@panamericansilver.com 1-800-677-1845 (North America toll-free) 604-684-0147 (fax)

Our Board has approved the contents of this Circular and have authorized us to send it to you, each of our directors, and our auditor.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Michael Steinmann

Michael Steinmann,

President, CEO and Director

Vancouver, British Columbia

March 18, 2019

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About the Meeting

 What’s Inside

Items of Business	2

Notice and Access	3

Voting	4

Director Nominees	8

About the Auditor	13

Advisory ‘Say on Pay’ Resolution	14

Your vote is important.

Please read page 4 to find out how to make sure

your vote is counted.

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2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Items of Business

At the Meeting we will cover the following items of business:

1.	Receiving Our Financial Statements and the Auditor’s Report Thereon

Our consolidated financial statements for the year ended December 31, 2018, and the auditor’s report thereon, are included in our 2018 annual report, which is mailed to shareholders and is available on our website (www.panamericansilver.com) and on SEDAR (www.sedar.com).

A representative from Deloitte LLP, our independent auditor for 2018, will be at the Meeting to answer any questions.

2.	Electing Directors (see page 8)

You will vote to elect 8 directors to the Board. The nominees for election to the Board are:

Ross J. Beaty	Kevin McArthur
Michael L. Carroll	Walter T. Segsworth
Neil de Gelder	Michael Steinmann
Charles Jeannes	Gillian D. Winckler

Directors are elected to serve for a one-year term, which will expire at the end of our 2020 annual general and special meeting of shareholders.

3.	Appointing our Independent Auditor and Setting the Auditor’s Pay (see page 13)

You will vote on appointing our auditor and authorizing the Board to set the auditor’s pay for the ensuing year. Our Board, on the recommendation of our Audit Committee, has recommended that Deloitte LLP be reappointed as our independent auditor to serve until the end of our 2020 annual meeting of shareholders. You will also vote on authorizing the Board to set the auditor’s pay for the ensuing year.

Questions about voting? Contact: Computershare Investor Services Inc. Attention: Stock Transfer Services 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Tel: 1-800-564-6253 (toll free)

4.	Advisory ‘Say on Pay’ Vote on Executive Compensation (see page 14)

You will have an advisory and non-binding vote on our approach to executive compensation as disclosed in this Circular, which will provide the Board and the Human Resources and Compensation Committee with important feedback.

5.	Other Business

If other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting.

Our Board unanimously recommends that shareholders vote FOR all nominees and resolutions at the Meeting.

Quorum and Approval

A quorum of shareholders is required to transact business at the Meeting. According to our articles of incorporation, a quorum for the transaction of business at a meeting is two individuals who are shareholders, proxyholders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing Shares aggregating not less than 25% of the issued Shares carrying the right to vote at that meeting.

In order for a resolution electing a director or appointing the auditor to pass at the Meeting, such resolution must receive votes cast “FOR” such resolution by the shareholders, in person or by proxy at the Meeting.

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2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice and Access

The Company has chosen to deliver the Notice of Meeting of its shareholders, this Circular and form of proxy forming the proxy-related materials (the Proxy Materials) using Notice-and-Access provisions, which govern the delivery of proxy-related materials to shareholders utilizing the internet. Notice-and-Access provisions are found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (NI 51-102), for delivery to registered shareholders, and in section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101), for delivery to beneficial shareholders (together Notice-and-Access Provisions).

Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to shareholders by posting them on a non-SEDAR website (usually the reporting issuer’s website or the website of their transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Proxy Materials. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. The Company may still choose to continue to deliver Proxy Materials by mail, and shareholders are entitled to request a paper copy of the Proxy Materials, and more particularly, the Circular, be mailed to them at the Company’s expense.

Use of Notice-and-Access Provisions reduces paper waste and the Company’s printing and mailing costs. Under Notice-and-Access Provisions the Company must send a notice and form of proxy (the notice package) to each shareholder, including registered and beneficial shareholders, indicating that the Proxy Materials have been posted and explaining how a shareholder can access them or obtain a paper copy of the Proxy Materials, including the Circular, from the Company. This Circular has been posted in full, together with the Notice of Annual General Meeting and the form of Proxy, on the Company’s website at https://www.panamericansilver.com/investors/reports-and-filings and under the Company’s SEDAR profile at www.sedar.com.

The Circular contains details of matters to be considered at the Meeting. Please review the Circular before voting.

How to Obtain Paper Copies of the Information Circular

Any shareholder may request a paper copy of the Circular be mailed to them at no cost by contacting the Company at 625 Howe Street, Suite 1500, Vancouver, British Columbia V6E 2T6; by telephone: 604-684-1175; by telephone toll-free: 1-800-677-1845 or by fax 604-684-0147. A shareholder may also use the toll-free number noted above to obtain additional information about Notice-and-Access Provisions.

To allow adequate time for a shareholder to receive and review a paper copy of the Circular and then to submit their vote by 3 p.m. (Pacific Time) on Monday, May 6, 2019, a shareholder requesting a paper copy of the Circular as described above, should ensure such request is received by the Company no later than 5 p.m. PST on April 22, 2019. Under Notice and-Access Provisions, Proxy Materials must be available for viewing for up to one year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period. To obtain a paper copy of the Circular after the Meeting date, please contact the Company.

Pursuant to Notice-and-Access Provisions, the Company has set the Record Date for the Meeting to be at least 40 days prior to the Meeting in order to ensure there is sufficient time for the Proxy Materials to be posted on the applicable website and for them to be delivered to shareholders. The requirements of the Notice of Meeting included with the Company’s notice package, and in which the Company must (i) provide basic information about the Meeting and the matters to be voted on, (ii) explain how a shareholder can obtain a paper copy of the Circular and any related financial statements and related MD&A, and (iii) explain the Notice-and-Access Provisions process; have been built into the Notice of Meeting. The Notice of Meeting has been delivered to shareholders by the Company, along with the applicable voting document: a form of Proxy in the case of registered shareholders, or a voting instruction form (VIF) in the case of non-registered (beneficial) holders.

As the Company is a reporting issuer and has not previously used the procedures following the Notice and-Access Provisions for delivery of its annual meeting materials, it was required to file a notification of the Meeting and Record Date at least 25 days prior to the Record Date indicating its intent to use Notice-and Access Provisions. This filing was completed on February 14, 2019.

The Company will not rely upon the use of ‘stratification’. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular with the notice to be provided to its shareholders as described above. In relation to the Meeting, all shareholders will have received the required documentation under Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. Shareholders will not receive a paper copy of the Circular from the Company, or from any intermediary, unless such shareholder specifically requests one.

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All shareholders may call 1-800-677-1845 (toll-free) in order to obtain additional information relating to Notice-and-Access Provisions or to obtain a paper copy of the Circular, up to and including the date of the Meeting, including any adjournment of the Meeting.

Voting

Who Can Vote

You are entitled to receive notice of and vote at the Meeting to be held on May 8, 2019, if you held Shares as of the close of business on March 12, 2019, the Record Date for the Meeting.

Each Share you own entitles you to one vote on each item of business to be considered at the Meeting.

How to Vote

You can vote by proxy or VIF or you can attend the Meeting and vote your Shares in person.

The voting process is different depending on whether you are a registered or non-registered shareholder.

You are a registered shareholder if your name appears on your share certificate or appears as the registered shareholder with our transfer agent.

You are a non-registered (beneficial) shareholder if your Shares are registered in the name of a bank, trust company, securities broker, trustee or other financial institution or nominee on your behalf (your nominee).

Please be sure to follow the appropriate voting procedure.

Voting by Proxy or VIF

Voting by proxy or by VIF is the easiest way to vote. It means you are giving someone else (called your proxyholder) the authority to attend the Meeting and vote your Shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Registered Shareholders

You are a registered shareholder if you hold a share certificate in your name or appear as the registered shareholder in the records of our transfer agent.

Michael Steinmann, our President and Chief Executive Officer, or failing him, A. Robert Doyle, our Chief Financial Officer, have agreed to act as the Pan American management proxyholders in connection with the Meeting. You can appoint a person or an entity other than the Pan American management proxyholders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names on the enclosed proxy form and print the name of the person you want to appoint as your proxyholder in the space provided. This person does not need to be a Pan American shareholder.

By completing and returning a proxy, you are authorizing your proxyholder to vote your Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Shares will be voted accordingly. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your Shares as he or she sees fit.

It is important you provide voting instructions with your proxy. If you appoint the Pan American management proxyholders, but do not tell them how to vote, your Shares will be voted:

•	FOR the election of the nominated directors listed on the proxy form and in this Circular;

•	FOR reappointing Deloitte LLP as the independent auditor and authorizing the Board to set the auditor’s pay; and

•	FOR the advisory “say on pay” resolution on our approach to executive compensation.

This is consistent with the voting recommendations of the Board. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Pan American management proxyholders will vote according to management’s recommendation.

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If you appoint someone other than the Pan American management proxyholders to be your proxyholder, that person must attend and vote at the Meeting for your vote to be counted.

A proxy will not be valid unless it is dated and signed by the registered shareholder or by the registered shareholder’s attorney with proof that they are authorized to sign, and completed according to the instructions therein. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, where applicable, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original, or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, you may vote by phone, by mail or on the internet.

Computershare must receive your proxy by 3:00 p.m. (Vancouver time) on Monday, May 6, 2019, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for the Meeting or any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice.

Voting by Telephone:

You may vote your Shares by telephone by dialing the following toll-free number: 1-866-732-8683. If you vote by telephone, you will need your control number, which appears at the bottom of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the designated management proxyholders named on your proxy form as your proxyholder.

Voting by Mail:

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare in the envelope provided.

If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc. Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario Canada M5J 2Y1

Voting on the Internet:

Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your control number, which appears at the bottom of the first page of your proxy form.

Non-Registered or Beneficial Shareholders

You are a non-registered (or beneficial) shareholder if your Shares are registered in the name of:

•	your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary or nominee who holds your Shares in a nominee account or in the name of such nominee, or

•	a clearing agency, like CDS.

OBOs are objecting beneficial shareholders who do not want us to know their identity.

NOBOs are non-objecting beneficial shareholders that do not object to us knowing their identity.

Under NI 54-101, we can deliver proxy-related materials directly to NOBOs. Our agent sends NOBOs the Meeting materials and a VIF, along with instructions for completing the form and returning it to them. Our agent is responsible for following the voting instructions it receives, tabulating the results and then providing appropriate instructions to our transfer agent, Computershare.

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If you are an OBO, we must send the Meeting materials to your intermediary so they or their service company can forward them to you, unless you have waived the right to receive certain proxy-related materials. The Company does not intend to pay for intermediaries to forward proxy-related materials to OBOs and OBOs will not receive the materials unless the OBOs’ intermediary assumes the cost of delivery. The package should include a VIF for you to complete with your voting instructions.

In order to vote using the VIF:

•	NOBOs: Fill in the VIF you received with this package and carefully follow the instructions provided. You can send your voting instructions by phone or by mail or through the internet.

•	OBOs: Sign and date the VIF your intermediary sends to you, and follow the instructions for returning the form. Your intermediary is responsible for properly executing your voting instructions.

If you are a non-registered shareholder and would like additional information or assistance in completing your VIF or in obtaining the required information to submit your vote on the matters to be dealt with at the Meeting, you may contact Computershare Investor Services Inc. by telephone at 1-800-564-6253 (toll free) or 514-982-7555 (international direct dial).

Attending the Meeting and Voting in Person

Registered Shareholders

You do not need to complete the enclosed proxy form if you want to attend the Meeting and vote in person. Simply register with a representative from Computershare when you arrive at the Meeting.

Non-Registered Shareholders

Non-registered shareholders cannot use a VIF to vote directly at the Meeting.

•

NOBOs: Follow the instructions on the VIF. You must request a legal proxy form granting you the right to attend the Meeting and vote in person and return the proxy form to our transfer agent within the time periods specified.

•

OBOs: Follow the instructions on the VIF from your intermediary, and request a proxy form, which grants you the right to attend the Meeting and vote in person and return the proxy form to our transfer agent within the time periods specified.

When you arrive at the Meeting, make sure you register with a representative from Computershare so your voting instructions can be taken at the Meeting.

Send Your Voting Instructions Immediately

If you are a non-registered shareholder, your vote will only be counted if Computershare receives your VIF or, if you intend to attend the Meeting in person, your proxy form, as applicable, before 3:00 p.m. (Vancouver time) on Monday, May 6, 2019.

Make sure your VIF or proxy form, as applicable, is properly completed and that you allow enough time for it to reach Computershare if you are sending it by mail.

If the Meeting is postponed or adjourned, Computershare must receive your voting instructions at least 48 hours before the Meeting is reconvened.

Changing Your Vote

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice signed by you or by your attorney if he or she has your written authorization. You can also revoke your proxy in any other manner permitted by law.

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If you represent a registered shareholder who is a corporation or association, your written notice must have the seal of the corporation or association, if applicable, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

Pan American Silver Corp.

Suite 1500, 625 Howe Street

Vancouver, British Columbia

Canada, V6C 2T6

Attention: Corporate Secretary

If you attend the Meeting in person, you can give your written notice to the Chair of the Meeting on the day of the Meeting. If the Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you have sent in your completed proxy form and subsequently decided that you want to attend the Meeting and vote in person, you need to revoke the proxy form before you vote at the Meeting.

Non-Registered Shareholders

Only registered shareholders have the right to revoke a proxy.

Non-registered shareholders can change their vote:

•	NOBOs: contact our agent on the VIF immediately so they have enough time before the Meeting to arrange to change your vote.

•	OBOs: contact your intermediary immediately so they have enough time before the Meeting to arrange to change your vote and, if necessary, revoke the proxy.

Processing the Votes

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf. We will file the voting results of the Meeting on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) after the Meeting.

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Director Nominees

Eight directors of the Company will be standing for election or re-election at the Meeting. These directors have been nominated based on the diversity of skills and experience that the Board believes is necessary to effectively fulfil its duties and responsibilities.

Our Policy on Majority Voting

We have adopted a majority voting policy. Under our majority voting policy, any nominee proposed for election as a director must submit his or her resignation if they receive more WITHHELD votes than FOR votes. The policy only applies to uncontested elections of directors – where the number of nominees is the same as the number of directors to be elected.

Within 90 days of the relevant shareholders’ meeting, the Board will determine whether to accept the resignation and issue a press release either announcing the resignation of the director or explaining its reasons for not accepting the resignation. The Board will accept the resignation unless there are exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation under this policy will not participate in any Board or committee meeting at which the resignation is considered.

Nominees for Election as Directors

The term of office of each of the present directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting as management’s nominees. Unless otherwise instructed, the accompanying form of proxy will be voted FOR management’s nominees.

We do not contemplate that any of these nominees will be unable to serve as a director. If that should occur before the Meeting, the persons named in the proxy reserve the right to vote for another nominee, unless you specify that Shares are to be withheld from voting on the election of directors.

Each director elected at the Meeting will hold office until the close of our next annual meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia).

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ROSS J. BEATY, 67 Vancouver, B.C. Canada Director since September 30, 1988 Chairman (independent) Principal Occupation: Resource Entrepreneur

Mr. Beaty founded the Company and served as CEO until May 2004.

Mr. Beaty is a geologist and resource company entrepreneur with more than 43 years of experience in the international minerals industry. He has also founded and divested a number of other public mineral resource companies since 1985.

Mr. Beaty is a past President of the Silver Institute, a Fellow of the Geological Association of Canada and the Canadian Institute of Mining, and a recipient of the Institute’s Past President Memorial Medal. Mr. Beaty has received many prestigious awards including: the Association of Mineral Exploration of B.C.’s Colin Spence Award for excellence in global mineral exploration; the 2008 Mining Person of the Year award from the Mining Association of B.C.; the Viola R. MacMillan Award by the Prospectors and Developers Association of Canada; the CIM’s Vale Medal for meritorious contribution to mining; the Vancouver Aquarium’s North Medal for Ocean Conservation; and the Alumni Award of Distinction from UBC’s School of Law. Mr. Beaty has been inducted to the Resource Hall of Fame (2015), the Business Laureates of British Columbia Hall of Fame (2017) and the Canadian Mining Hall of Fame (2018). Mr. Beaty was also appointed to The Order of Canada in 2017.

Mr. Beaty was born in Vancouver, Canada and educated at the Royal School of Mines, University of London, England, M.Sc., Distinction (Mineral Exploration) 1975 and the University of British Columbia, LL.B. (Law) 1979 and B.Sc. (Honours Geology) 1974.

SECURITIES HELD	VALUE AS AT MARCH 12, 2019 IN CAD(2)
Shares 2,818,680(1)			$ 49,383,274
Options Nil			$ 0
Meets share ownership requirement		TOTAL CAD	$ 49,383,274

VOTING RESULTS
2018 FOR: 95.14%		WITHHELD:	4.86%
2017 FOR: 99.45%		WITHHELD:	0.55%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2018
Board of Directors	7 of 7
Committees:
Finance	2 of 2

OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Innergex Renewable Energy Inc. Equinox Gold Corp.
AREAS OF EXPERTISE
Technical
Finance
Regulatory
Corporate Social Responsibility

Notes:

(1)	160,000 of these Shares are held by Kestrel Holdings Ltd., a private company owned by Mr. Beaty.
(2)	Calculated using the closing price of our Shares on the TSX on March 12, 2019 ($$17.52).

MICHAEL L. CARROLL, 66 Walnut Creek, CA USA Director since January 2, 2011 Director (independent) Principal Occupation: Corporate Director

Mr. Carroll is a Corporate Director. He is a Certified Public Accountant with over 30 years of financial management expertise, primarily with publicly traded mining companies including Homestake Mining Company, Bond International Gold, and Cumberland Resources Ltd.

His professional expertise includes equity and debt financing, mergers and acquisitions, strategic planning, IFRS, GAAP, international tax planning and regulatory reporting.

Mr. Carroll also served as Chair of the Audit Committee and designated financial expert of Centenario Copper Corporation between 2006 until its acquisition in 2009.

SECURITIES HELD	VALUE AS AT MARCH 12, 2019 IN CAD(1)
Shares 41,693			$ 730,461
Options Nil			$ 0
Meets share ownership requirement		TOTAL CAD	$ 730,461

VOTING RESULTS
2018 FOR: 99.63%		WITHHELD:	0.37%
2017 FOR: 99.66%		WITHHELD:	0.34%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2018
Board of Directors	7 of 7
Committees:
Audit (Chair)	5 of 5
Finance (Chair)	2 of 2
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
None
AREAS OF EXPERTISE
Accounting and Tax
Finance
Human Resources and Compensation

Notes:

(1)	Calculated using the closing price of our Shares on the TSX on March 12, 2019 ($17.52).

ABOUT THE MEETING	| Page 9

2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NEIL DE GELDER QC, 66 Vancouver, B.C. Canada Director since July 3, 2012 Director (independent) Principal Occupation: Executive Vice President, Stern Partners

As a senior officer of Stern Partners, a private diversified investment firm based in Vancouver, Mr. de Gelder is involved in a wide variety of business operations, acquisitions and investment management.

Prior to joining Stern Partners in 2005, Mr. de Gelder had over 25 years’ experience as a lawyer specializing in corporate, M&A, financing and governance matters with a major Canadian law firm.

Mr. de Gelder is a past Executive Director of the British Columbia Securities Commission, and has served on a wide variety of corporate, crown, charitable and community boards over the years.

SECURITIES HELD	VALUE AS AT MARCH 12, 2019 IN CAD(1)
Shares 21,546		$ 377,486
Options 12,245(2)		$ 6,123
Meets share ownership requirement	TOTAL CAD	$ 383,609
VOTING RESULTS
2018 FOR: 95.32%	WITHHELD:	4.68%
2017 FOR: 99.62%	WITHHELD:	0.38%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2018
Board of Directors	7 of 7
Committees:
Audit	2 of 2
Nominating & Governance (Chair)	5 of 5
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
None
AREAS OF EXPERTISE
Regulatory
Finance

Notes:

(1)	Calculated using the closing price of our Shares on the TSX on March 12, 2019 ($17.52).
(2)	Option value is calculated by multiplying the difference between the exercise price and the closing price of our Shares on the TSX as set out in note (1) above by the number of Options.

CHARLES A. JEANNES, 59 Reno, Nevada USA Director since February 22, 2019 Director (independent) Principal Occupation: Corporate Director

Mr. Chuck Jeannes is a mining industry veteran with over 30 years of experience. From December 2008 to April 2016, he was President and CEO of Goldcorp Inc., he led the company’s development into one of the world’s largest and most successful gold mining companies with mining operations and development projects located throughout the Americas. Prior to his appointment as President and CEO, he held the role of Executive Vice President, Corporate Development. Chuck retired from Goldcorp in April 2016 and relocated to Reno, Nevada. Prior to joining Goldcorp, Chuck held senior positions with Glamis Gold Ltd. and Placer Dome Inc. Until its acquisition by Pan American in February 2019, Mr. Jeannes was a director of Tahoe Resources Inc.

Mr. Jeannes holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983. He practiced law for 11 years with Woodburn and Wedge in Reno, Nevada, where he focused on mining and natural resources. Mr. Jeannes has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations.

Mr. Jeannes has received numerous awards including British Columbia CEO of the Year for 2013, Canada’s Most Admired CEO for 2015, 2016 Alumnus of the Year for the University of Nevada and 2015 Alumnus of the Year for the University of Arizona College of Law.

Mr. Jeannes is involved in various philanthropic activities and currently serves as a Trustee of the University of Nevada, Reno Foundation.

SECURITIES HELD	VALUE AS AT MARCH 12, 2019 IN CAD(1)
Shares 8,367		$ 146,590
CVRs 43,375		$ 37,769(2)
Within share ownership requirement period	TOTAL CAD	$ 184,358
VOTING RESULTS(3)

BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE(2)
Board of Directors
Committees:

OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Orla Mining Limited Wheaton Precious Metals Corp.
AREAS OF EXPERTISE
Business Head
Administration
Corporate Governance
Legal
International Business

Notes:

(1)	Calculated using the closing price of our Shares on the TSX on March 12, 2019 ($17.52).
(2)	Mr. Jeannes was not on the Board in 2018 and therefore, there is no information to report.
(3)

CVRs are the contingent value rights that formed part of the consideration to Tahoe Resources Inc. (“Tahoe”) shareholders pursuant to the plan of arrangement which completed on February 22, 2019, in which Pan American acquired all of the issued and outstanding shares of Tahoe (the “Arrangement”). Each CVR entities holders to 0.0497 Shares on the satisfaction of certain payment conditions and have a term of 10 years from the closing date.

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2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

C. KEVIN McARTHUR, 63 Reno, Nevada USA Director since February 22, 2019 Director (not Independent) Principal Occupation: Corporate Director

Mr. McArthur founded Tahoe Resources Inc. and was appointed President and Chief Executive Officer on November 10, 2009. On April 7, 2015, upon the completion of the acquisition of Rio Alto, he assumed the role of Executive Chair of the Company. Until its acquisition by Pan American in February 2019, Mr. McArthur was a director of Tahoe Resources Inc.

From November 15, 2006 until his retirement in December 2008, he was President, Chief Executive Officer and a Director of Goldcorp Inc. He was President and Chief Executive Officer of Glamis Gold Ltd. from January 1998 until it was acquired by Goldcorp in November 2006 and served in a variety of management positions with Glamis beginning in 1988. Prior experience includes various operating and engineering positions with BP Minerals and Homestake Mining Company.

Mr. McArthur holds a B.S. degree in Mining Engineering from the University of Nevada.

SECURITIES HELD	VALUE AS AT MARCH 12, 2019 IN CAD(1)
Shares 729,114		$ 12,774,077
Options 34,843(2)		$ 0
CVRs 3,779,335		$ 3,290,833(3)
Meets share ownership requirement	TOTAL CAD	$ 16,675,360

VOTING RESULTS(4)

BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE(2)
Board of Directors
Committees:

OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Royal Gold, Inc.

AREAS OF EXPERTISE
Business Head Environmental
Administration Sustainability and CSR
Corporate Governance Human Resources
Legal Information Technology

Notes:

(1)	Calculated using the closing price of our Shares on the TSX on March 12, 2019 ($17.52).
(2)	Option value is calculated by multiplying the difference between the exercise price and the closing price of our Shares on the TSX as set out in note (1) above by the number of Options.
(3)	Each CVR entities holders to 0.0497 Shares on the satisfaction of certain payment conditions and have a term of 10 years from the closing date.
(4)	Mr. McArthur was not on the Board in 2018 and therefore, there is no information to report.

WALTER T. SEGSWORTH, 70 West Vancouver, B.C. Canada Director since May 12, 2009 Lead Director (independent) Principal Occupation: Corporate Director

Mr. Segsworth is a Corporate Director with over 45 years of experience in mining in Canada and overseas.

He holds a B.Sc. in Mining Engineering from Michigan Tech.

Mr. Segsworth has served on the Boards of Directors of several mining companies including Westmin Resources, where he was President and CEO, and Homestake Mining Company, where he was President and COO. He was also the former Lead Director of the Board of Alterra Power Corp.

Mr. Segsworth is past Chair of both the Mining Associations of BC and Canada and was named BC’s Mining Person of the year in 1996.

SECURITIES HELD	VALUE AS AT MARCH 12, 2019 IN CAD(1)
Shares 23,046		$ 403,766
Options Nil		0

Meets share ownership requirement	TOTAL CAD	$ 403,766

VOTING RESULTS
2018 FOR: 93.32%	WITHHELD:	6.68%
2017 FOR: 97.94%	WITHHELD:	2.06%

BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE(2)
Board of Directors		6 of 7
Committees:
Health, Safety, Environment & Communities		3 of 4
Human Resources & Compensation (Chair)		4 of 5

OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Gabriel Resources Ltd. Happy Creek Minerals Ltd. Sabina Gold & Silver Corp.

AREAS OF EXPERTISE
Technical
Human Resources and Compensation

Notes:

(1)	Calculated using the closing price of our Shares on the TSX on March 12, 2019 ($17.52).

ABOUT THE MEETING	| Page 11

2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

MICHAEL STEINMANN, 53

North Vancouver, B.C. Canada

Director since

January 1, 2016

President, Chief Executive Officer, and

Director (non-independent)

Principal Occupation:

President & CEO of the Company

Mr. Steinmann has been with the Company in different roles since 2004. He was promoted to President in February 2015 and named President & CEO in January 2016. Mr. Steinmann has over 20 years of experience in the base and precious metals industry. He joined Pan American Silver Corp. after serving as Manager of Geology and Business Development for Glencore in South America.

Mr. Steinmann holds a Ph.D. in Natural Science (Geology) from the Swiss Federal Institute of Technology (ETHZ) a M.Sc. in Geology from the University of Zurich and a Degree in Corporate Finance from Escuela Superior de Administración y Negocios, Lima.

Mr. Steinmann has extensive experience throughout South America in mine operations, project development and corporate M&A having participated in numerous mine construction projects from exploration and feasibility studies, through start-up and into continuous operation. He was involved in many capital market transactions including placements of equity and debt, as well as in numerous other exploration and business development initiatives.

SECURITIES HELD	VALUE AS AT MARCH 12, 2019 IN CAD(1)
Shares 73,774		$ 1,292,520
Options 46,031(2)		$ 227,704
PSUs 77,989(3)		$ 1,375,850
RSUs 35,328(3)		$ 620,755
Meets share ownership requirement	TOTAL CAD	$ 3,516,830

VOTING RESULTS
2018 FOR: 95.38%	WITHHELD:	4.62%
2017 FOR: 99.64%	WITHHELD:	0.36%

BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2018
Board of Directors		7 of 7
Committees:
Health, Safety, Environment & Communities		4 of 4
Finance		2 of 2

OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Lumina Gold Corp. (formerly Odin Mining & Exploration Ltd.)

AREAS OF EXPERTISE
Finance
Technical
Regulatory
Corporate Social Responsibility

Notes:

(1)	Calculated using the closing price of our Shares on the TSX on March 12, 2019 ($17.52).
(2)	Option value is calculated by multiplying the difference between the exercise price and the closing price of our Shares on the TSX as set out in note (1) above by the number of Options.
(3)	Assuming all RSUs and PSUs had vested as of March 12, 2019 and payment of all related dividends is included at an exchange rate of 1.3378 as at March 12, 2019.

GILLIAN D. WINCKLER, 56 Vancouver, BC Canada Director since May 11, 2016 Director (independent) Principal Occupation: Corporate Director

Ms. Winckler is a former mining and business executive with over 25 years of diversified experience in the metals and mining industry and the financial sector.

Ms. Winckler spent 16 years with BHP Billiton in London, England and Vancouver, Canada where she was involved with corporate and divisional strategy, mergers and acquisitions, divestments, exploration as well as project evaluation and development. Upon leaving the company she joined Coalspur Limited, a thermal coal development company listed in Canada and Australia as the CEO and President. Ms. Winckler held this position, as well as CFO for a brief period, for three years until the company was acquired in June 2015.

Prior to the mining industry, Ms. Winckler spent five years as a corporate financier in South Africa and London and five years in the auditing profession.

Ms. Winckler is a Chartered Accountant (South Africa), with a BSc and BComm (Hons) obtained in South Africa. Her professional expertise includes mergers and acquisitions, strategic planning, IFRS, GAAP, risk management and regulatory reporting.

SECURITIES HELD	VALUE AS AT MARCH 12, 2019 IN CAD(1)
Shares	12,778		$ 223,871
Options	Nil		$ 0

Meets share ownership requirement		TOTAL CAD	$ 223,871

VOTING RESULTS
2018	FOR: 94.47%	WITHHELD: 5.53%
2017	FOR: 99.55%	WITHHELD: 0.45%

BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2018
Board of Directors			7 of 7
Committees:
Audit			5 of 5
Health, Safety, Environment & Communities			1 of 1
Human Resources & Compensation(2)			4 of 4
Nominating & Governance(2)			2 of 2

OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
West Fraser Timber Co. Ltd.

AREAS OF EXPERTISE
Accounting and Tax
Finance
Technical
Corporate Social Responsibility
Human Resources and Compensation

Notes:

(1)	Calculated using the closing price of our Shares on the TSX on March 12, 2019 ($17.52).
(2)

Effective March 22, 2018, Ms. Winckler joined the Human Resources & Compensation Committee and the Nominating & Governance Committee, and no longer served as a member of the Health, Safety, Environment & Communities Committee. Ms. Winckler continues to serve on the Audit Committee.

ABOUT THE MEETING	| Page 12

2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The municipality and province or state of residence, principal occupation and business or employment of each director has been furnished by the individual nominees. The number of Shares, options (Options), restricted share units (RSUs) and performance share units (PSUs) beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table has been obtained from publicly available insider reporting as at March 12, 2019, or has been provided by individual nominees.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

In the last 10 years, none of the proposed directors is, or has been a director or executive officer of any company (including ours) that has (while, or within a year of, acting in that capacity):

•	become bankrupt,

•	made a proposal under legislation relating to bankruptcy or insolvency,

•	been subject to or instituted any proceedings, arrangement of compromise with creditors, or

•	had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of the nominated director.

None of the proposed directors is, or has been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to:

•	a cease trade order,

•	an order similar to a cease trade order, or

•	an order that denied the relevant company access to any exemption,

that was issued while the proposed director was acting in such capacity, or that was issued after the proposed director was no longer acting in such capacity, and which resulted from an event that occurred while that person was acting in that capacity.

As at the date of this Circular and within the past 10 years, none of the proposed directors has been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority or other regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

About the Auditor

Deloitte LLP has been our auditor since October 26, 1993. The auditor conducts the annual audit of our financial statements, provides audit-related, tax and other services, and reports to the Audit Committee of the Board. Unless otherwise instructed, the management proxyholders appointed pursuant to the accompanying form of proxy will vote FOR the resolution appointing Deloitte LLP as our auditor to hold office until our 2020 annual meeting of shareholders and FOR authorizing the Board to fix the auditor’s pay.

At last year’s annual general and special meeting, 99% of the votes were cast in favour to appoint Deloitte LLP as Pan American’s auditor and 1% of votes were cast withheld.

ABOUT THE MEETING	| Page 13

2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Auditor’s fees

The following table shows the fees earned by Deloitte LLP for services in 2018 and 2017(1):

	Year ended December 31, 2018 ($)	Year ended December 31, 2017 ($)

Audit Fees(2)	1,735,700	1,877,000

Audit Related Fees(3)	71,000	13,000

Tax-Related Fees(4)	9,100	64,400

Other Fees	0	0
Total:	1,815,800	1,954,400

Notes:

(1)	The Audit Committee approved all audit and non-audit services provided to us by Deloitte LLP in 2018 and 2017.
(2)	Audit Fees are comprised of audit and interim reviews.
(3)

Audit Related Fees are primarily related to services performed in connection with the Company’s management information circular relating to the Tahoe transaction. The fees in both 2018 and 2017 also include amounts with respect to Pan American’s Canadian Public Accountability Board fees that are remitted by Deloitte.

(4)	Tax Related Fees are comprised of transfer pricing, tax return and compliance services.

Advisory ‘Say on Pay’ Resolution

You will have the opportunity to vote on our approach to executive compensation at the Meeting. Since the resolution is advisory in nature, it will not be binding. However, we, together with the Human Resources and Compensation Committee, will consider the outcome of the vote as part of our ongoing review of executive compensation. For information on our approach to executive compensation, see “Executive Compensation” beginning on page 26. Unless otherwise instructed, management proxyholders appointed pursuant to the accompanying form of proxy will vote FOR this ordinary resolution.

The full text of the advisory resolution on our approach to executive compensation is as follows:

Be it resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in Pan American’s Circular for the annual general and special meeting of shareholders of Pan American held on Wednesday, May 8, 2019.

At last year’s annual general and special meeting, 96% of the votes were cast in favour of our approach to executive compensation and 4% of votes were cast against.
The complete voting results will be filed under Pan American’s profile on SEDAR (www.sedar.com).

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2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Governance

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2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Corporate Governance Overview

The Board believes that good corporate governance is important to our effective performance and plays a significant role in protecting our shareholders’ interests and maximizing shareholder value.

Guidelines for effective corporate governance of listed companies are established by a number of sources, including:

•	National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101 or the Corporate Governance Disclosure Rules);

•	National Instrument 58-201 – Corporate Governance Guidelines;

•	Sarbanes-Oxley Act of 2002;

•	Corporate governance requirements of the Nasdaq Stock Market (the Nasdaq Rules); and

•	Toronto Stock Exchange (the TSX) corporate governance requirements.

The Board is of the view that our system of corporate governance meets or exceeds these guidelines.

Our goal is to continuously improve and enhance our corporate governance standards and best practices. Since 2010 we have presented a “say on pay” resolution at each annual meeting of our shareholders. We adopted a majority voting policy on the election of directors in 2011. In 2015, the Board also approved a board and senior management diversity policy (the Diversity Policy) that recognizes the importance of diversity, including gender diversity, on our Board and amongst our senior management team. In 2019, the Board revised its Diversity Policy to specifically target gender diversity. For more details, please refer to pages 18 and 19.

Our overall corporate governance practices are outlined in Appendix A to this Circular in accordance with NI 58-101.

Ethical Business Conduct

Our Global Code of Ethical Conduct (the Code) was first established in 2003 and is reviewed annually by the Nominating and Governance Committee and, if necessary, updated to ensure we are current with evolving governance and ethics practices. The Code was last updated and approved by the Board in March 2017. The Code is designed to:

•	deter wrong-doing,

•	promote honest and ethical conduct, and

•	require full, accurate and timely disclosure.

The Code applies to all of our directors, officers and employees. A copy was attached to the April 3, 2017 information circular as Appendix “C”. A copy of the Code is also available on our website at: www.panamericansilver.com.

In addition to the Code, we have adopted a number of other policies and guidelines that provide a framework for ethical business practices and the ethical conduct of directors, officers and employees. They promote integrity, accountability and transparency throughout the Company, and also help ensure that we are compliant with legal and regulatory requirements and industry best practices. These include the Global Anti-Corruption Policy (the Anti-Corruption Policy) and the Corporate Social Responsibility Policy (the CSR Policy).

The Code and the Anti-Corruption Policy together provide the fundamental tenets to ensure that we consistently operate in an ethical and responsible manner in compliance with applicable laws, rules and regulations, and the CSR Policy articulates our commitment for the responsible development of mineral resources in harmony with the communities where we are located.

We have multiple reporting channels in place to encourage the reporting of violations, or suspected violations, of the Code, the Anti-Corruption Policy, the CSR Policy, or other policies of the Company. These include reporting through management, reporting by mail or email to the Audit Committee Chair with respect to financial matters, and reporting via a telephone hotline or online portal operated by a secure, independent third-party service provider.

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2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The Nominating and Governance Committee and the Audit Committee monitor compliance with the Code and the Board is responsible for granting any waivers from the Code. We will disclose any waivers from the requirements of the Code granted to our directors or executive officers in the next quarterly report following a waiver. There were no waivers of the Code during 2018.

About the Board

The Board has overall responsibility for corporate governance matters through:

•	developing and approving corporate policies and guidelines,

•	assisting in the definition of corporate objectives and assessing key plans, and

•	evaluating our performance on a regular basis.

Among other things, the Board is guided by legislative and other governance standards, as well as stock exchange rules and industry best practices. The Board has developed a mandate that sets out written terms of reference for the Board’s authority, responsibility and function. This mandate is reviewed and is revised regularly, most recently in 2015. The Board, as a whole or through its committees, periodically reviews and assesses our policies and guidelines, as well as our governance practices, to ensure they are appropriate and current.

The Board is comprised of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance of Pan American. The Board has a majority of independent directors. Independence is in part a legal and regulatory construct, but is also evaluated on the basis that such directors are able to act objectively and in an unfettered manner, free from material relationships with us.

The Board has established five committees that each play a role in our business:

•	Audit Committee;

•	Health, Safety, Environment and Communities Committee (HSEC Committee);

•	Nominating and Governance Committee (N&G Committee);

•	Human Resources and Compensation Committee (HRC Committee); and

•	Finance Committee.

Each committee acts on issues that fall within its purview, and on matters that overlap between committees and ultimately may involve the Board as a whole. The Board has developed charters for each of its committees which establish their specific roles and responsibilities. It has also adopted governance guidelines for certain of its committees. Committee members are appointed annually following our annual general and special meeting of shareholders.

In fulfilling its governance responsibilities, the Board has delegated significant responsibility for corporate governance matters to the N&G Committee. The N&G Committee is responsible for developing and implementing governance best practices and works closely with our General Counsel and our Corporate Secretary to ensure that the N&G Committee is aware of developments and emerging trends in corporate governance. The N&G Committee regularly reports, advises and makes recommendations on governance related matters to the Board. See page 23 for a more detailed description of the N&G Committee’s composition, function and responsibilities.

In addition, the Board relies on management to ensure we are conducting our everyday business to the appropriate standards and also to provide regular, forthright reports to the Board and its committees. The Company is not indebted to any of its directors.

The Board works with management to develop our strategic direction, including matters relating to the long-range strategic plan, budgets, financial plans and strategies, and corporate opportunities, as well as identifying strategic risks. The Board and management regularly discuss strategic issues at quarterly Board meetings and as needed throughout the year.

Composition of the Board and Independence

The Board currently consists of nine directors, seven of whom, Messrs. Beaty (Chairman), Carroll, de Gelder, Jeannes, Press, Segsworth and Ms. Winckler, qualify as independent directors under the Corporate Governance Disclosure Rules and the Nasdaq Rules. They are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests. Mr. Steinmann is not independent due

GOVERNANCE	| Page 17

2019 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

to his current management position with us. Mr. McArthur is not independent as he was the Executive Chair of Tahoe Resources Inc. until its acquisition by Pan American on February 22, 2019. As such, the Board is currently 78% independent. Mr. Press will not be standing for re-election at the Meeting, and Messrs. Jeannes and McArthur will be standing for election. Therefore, if all of the nominees are elected to the Board, the Board will be 75% independent immediately following the Meeting.

Diversity

Our operations span North and South America, and this geographic breadth is further complemented by our regional and local diversity. As such, we enjoy a multi-faceted and multi-cultural work force that brings a wide array of experience, knowledge, background, culture and heritage to our business.

To us, diversity celebrates all of the varied characteristics that make individuals unique from one another, whether that be gender, ethnicity, age, race, religion, disability, cultural and socio-economic background, nationality, sexual orientation, language, educational background, or expertise. Diversity encourages varied perspectives and an enhanced ability to critically evaluate how we operate our Company and interact with our various stakeholders. Awareness and promotion of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. These attributes also assist us in integrating international business standards and practices into all of our operations, while being mindful of regional and local norms. In an ever-changing global environment, we believe that the benefits from diversity and inclusion are key components in our long-term success.

While gender is only one aspect of diversity, it is a significant area of focus for us. In the jurisdictions in which we operate, mining has historically been considered an industry with few opportunities for women for a variety of reasons. Among other consequences, the mining industry has not been regarded as an attractive career choice for women, and this further perpetuates the traditionally low representation of female employees and leaders. We are actively trying to change that dynamic in our own business. For example, we have increased our emphasis on the recruitment and promotion of women, and are encouraging more female employees to participate in our mentoring and leadership development programs. Perhaps even more importantly, we are looking for opportunities to enhance awareness of diversity issues and to create a positive environment for change throughout our organization. We have established an internal diversity and inclusion working group at our corporate office to help us with this task. We are also keenly aware that our ability to attract highly qualified female candidates in the future is, at least in part, dependent on increasing gender representation in career fields relating to our business. As such, we also support a number of external programs that seek to inspire women to enter and stay in science and mining related careers, that promote women in mining and, more generally, that champion women in leadership.

Board and Senior Management Diversity

Like our business as a whole, we also consider it important to have diversity amongst our Board and senior management team, and we have adopted our Diversity Policy to reinforce this commitment.

The Diversity Policy provides a basic framework within which the Company will consider the principle of diversity, referring to those varied characteristics that make individuals unique from one another, when recruiting, developing and appointing our Board members and our senior management team, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company. While recruitment, development and appointments for the Board and our senior management team will be primarily merit-based in order to ensure that their composition will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity might have on our business. Gender diversity will be accorded particular attention when considering Board and senior management appointments with a view to increasing the representation of women amongst the Company’s leadership.

The N&G Committee will have the most direct impact on developing diversity amongst Board members as a result of its oversight responsibilities on Board composition and function, and with regard to the nomination of candidates to fill Board vacancies. Similarly, the Chief Executive Officer, together with the HRC Committee, manage the succession planning process and make recommendations to the Board for the appointment of the Company’s senior management team. As such, the N&G Committee, the CEO and the HRC Committee are in unique positions to encourage diversity by recognizing diversity, in particular gender diversity, as key consideration when fulfilling their responsibilities with respect to nominating, recruiting, hiring and promoting persons for the Board and senior management. Under both the N&G Committee Charter and the Mandate of the CEO, diversity has been specifically identified as a key consideration in the recommendation of new nominees to the Board and in the recruitment and development of individuals for senior management positions.

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While we have not set formal targets for female representation on our Board or in senior management, we believe that the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company is achievable. We currently have one Board member who is a woman, and two of our vice presidents and three of our director-level members of corporate management are women. We do not have any executive officers who are female. We intend to actively pursue diversity, and in particular gender diversity, in future nominations.

The N&G Committee will conduct a review of the Diversity Policy at least biennially and will report to the Board annually on the Company’s adherence to this policy. In connection with such review, the N&G Committee will consider the effectiveness of the Company’s approach to diversity and will recommend to the Board any changes that it thinks appropriate. In 2019, the N&G Committee recommended certain changes to this Policy to emphasize gender diversity as a key consideration when recruiting, hiring and promoting persons and the Board approved this amended Diversity Policy.

Our Diversity Policy is available on our website at: www.panamericansilver.com.

In-Camera Meetings

The independent members of the Board meet without the non-independent directors and management at all Board meetings. They can also choose to meet in-camera (privately) at any other Board meeting. These in-camera meetings are led by the Lead Director, Mr. Segsworth, or another independent Board member should the Lead Director not be in attendance. Mr. Beaty does not attend the in-camera meetings of the independent directors. In addition, the Audit Committee holds in-camera sessions with our auditors or amongst themselves at each meeting. Other committees of the Board also hold in-camera sessions when and as required.

Board Skills Matrix

As part of our ongoing efforts to ensure we have the appropriate combination of skills and experience on our Board, the N&G Committee has developed a skills matrix and identified the various areas of expertise that they considered necessary to provide effective stewardship for our Company. The N&G Committee asked each director nominee to consider the various areas of expertise identified below and identify whether they considered themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.

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The following skills matrix indicates the number of director nominees who have expertise in the identified area, and is representative of the diverse competencies of our nominees:

Areas of Expertise		Core Competencies	Ancillary Competencies

Regulatory	Legal – corporate / commercial	3	3
	Governance and regulatory compliance	2	5
	Government relations	3	4
	Public/investor relations	3	4
Finance	Capital markets	5	3
	Risk management	4	1
	M&A and corporate finance	6	2
	International business experience	5	3
Accounting and Tax	Financial literacy	2	5
	Tax	2	2
Technical	Mining operations	4	2
	Mine planning/development/construction	3	3
	Exploration	3	3
	Geology	2	3
	Metallurgy	1	4
Corporate Social Responsibility	Environment and sustainability	3	4
	Health and safety	3	3
	Social license	3	4
Human Resources and Compensation	Strategic leadership	5	3
	Human resources	3	4
	Compensation	3	5

Board Education

We recognize the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors, as well as emerging trends in the mining industry and in the regulatory and governance areas.

In addition to the wide range of information provided to the Board at scheduled meetings, senior management also regularly provides presentations to the Board on specific aspects of our business or industry that are deemed particularly relevant or important, or on topics that we or the Board considers to be beneficial. In some cases, external advisors or consultants are invited to address the Board. Our Board members are also encouraged to attend seminars, conferences and professional development events.

Visits to our mines and development sites are also important educational opportunities. Directors have been and will continue to be given tours of our operations to give the directors additional insight into our business and to encourage interaction with our local management and personnel. In addition, all Board members are provided with detailed monthly management reports regarding our business and operations.

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The following table sets out the specific education events and opportunities for our directors during 2018:

Date	Topic	Presented/Hosted By	Attended By

February, 2018	Cyber Security	Director of IT	Beaty, Carroll, de Gelder, Press, Steinmann, and Winckler

February, 2018	Strategic Discussions – Board Dinner	CEO	Beaty, Carroll, de Gelder, Press, Steinmann, and Winckler

October, 2018	Chairman Safety Award	Chairman	Beaty and Steinmann

November, 2018	Strategic Discussions – Board Dinner	CEO	Beaty, Carroll, de Gelder, Press, Segsworth, Steinmann, and Winckler

In addition to the foregoing, our General Counsel and the Corporate Secretary, in conjunction with the N&G Committee, have the responsibility of updating the Board members on new and evolving corporate governance developments applicable to directors of public companies with respect to their conduct, duties and responsibilities. We also provide our Board with updates on regulatory, industry and political developments that could affect our business. In particular, educational reading materials on matters of significance to us and the mining industry are provided to the Board periodically.

Board Committees

The Board currently has five committees, as described below. The full charter of each committee can be found on our website at: www.panamericansilver.com.

Audit Committee

The Audit Committee is currently composed of three directors, each of whom is an independent director for the purposes of the Corporate Governance Disclosure Rules and all of whom are independent directors for purposes of the Nasdaq Rules and as required by the Audit Committee Charter. The Audit Committee regularly holds in-camera sessions without management present.

The chair of the Audit Committee is Mr. Carroll.

All members of the Audit Committee are financially literate – they have the ability to read and understand a company’s financial statements, including its balance sheet, income statement and cash flow statement. Mr. Carroll has significant employment experience in finance and accounting as he previously served as chair of the audit committee and was the designated financial expert of Centenario Copper Corporation between 2006 and 2009. He has the requisite professional experience in accounting to meet the criteria of an “audit committee financial expert” under the Sarbanes-Oxley Act of 2002.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of our financial statements and accounting processes, and to the independent auditor qualifications and independence. In this regard, the Audit Committee has primary responsibility for our financial reporting, accounting systems and internal controls.

The Audit Committee’s primary areas of responsibility include:

•	public filings, policies and procedures in respect of financial information,

•	external auditors,

•	internal controls and financial reporting,

•	internal audit, and

•	financial compliance and risk management.

The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditor, as it determines necessary to carry out its duties. We will pay the costs of such advisors. The Audit Committee also has oversight responsibility for our internal audit group and function, and reviews and assesses internal audit findings. Additional information relating to the Audit Committee is contained in our Annual Information Form for the year ended December 31, 2018, under the heading “Audit Committee” and in Appendix A thereto.

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The Audit Committee has prohibited the use of our independent auditor for the following non-audit services:

•	bookkeeping or other services related to our accounting records or financial statements;

•

financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls;

•

appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to our financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources functions;

•	broker-dealer, investment advisor or investment banking services;

•	legal services; and

•	expert services unrelated to audits.

Human Resources and Compensation Committee

The HRC Committee is currently comprised of three directors, each of whom is an independent director as required by the HRC Committee Charter and for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules. In addition, none of the members of the HRC Committee is currently an executive officer of any other public company. The HRC Committee holds in-camera sessions without management present when appropriate.

The chair of the HRC Committee is Mr. Segsworth.

The HRC Committee reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning of our executive officers. In addition, the HRC Committee is responsible for reviewing any agreements with executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure and our incentive programs, as well as delivering an annual report to shareholders on executive compensation. The HRC Committee annually reviews and makes recommendations to the Board for approval with respect to annual and long-term corporate goals and objectives relevant for determining the compensation for our CEO and other management members, and annually reviews the performance of our CEO relative to the goals and objectives established.

More details about the HRC Committee and its work can be found in the Executive Compensation section of this Circular.

Health, Safety, Environment and Communities Committee

The HSEC Committee currently consists of three directors one of whom is an executive member of the Board, Mr. Steinmann. We believe that the HSEC Committee should have a director from management as one of its members because that person is in the best position to analyze any specific issues that arise in this area, as well as to effect and implement any desired changes or policies.

The chair of the HSEC Committee is Mr. Press.

The main purpose of the HSEC Committee is to ensure that:

•	the health and safety of the our employees and contractors at our mining operations and development project sites is protected;

•	our employees are adequately trained to practice safe mining techniques and to avoid environmental hazards while performing their employment activities; and

•

the operation of all mines and the development of new projects is conducted in an environmentally and socially responsible manner by applying prudent design and operating practices and by educating and training the employees and contractors who work for us.

We recognize that proper care of the environment and the health and safety of our employees is integral to our business, our employees, the communities in which we operate and all of our operations. Accordingly, we have directed our operating subsidiaries

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to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies and to our Health and Safety Policy, our Environmental Policy and our Corporate Social Responsibility Policy (the HSE Policies). Our operating subsidiaries are responsible for complying with the HSE Policies, including being committed to, among other things:

•

complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which they operate, and additional environmental standards and practices that are voluntarily adopted by us;

•	exploring, designing, constructing, operating and closing mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts;

•	educating employees regarding environmental matters and promoting employee participation in minimizing environmental impacts and social responsibility;

•	conducting regular reviews and reporting findings to management and the Board to ensure compliance with the HSE Policies as well as all health, safety, environmental and community issues; and

•

the continual improvement of our environmental performance, the prevention of pollution and the mitigation of environmental impacts through the design and implementation of sound environmental management systems.

Nominating and Governance Committee

The N&G Committee currently consists of two directors, each of whom is an independent director as required by the N&G Committee Charter, and for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules. The N&G Committee holds in-camera sessions without management present when it deems appropriate.

The chair of the N&G Committee is Mr. de Gelder.

The N&G Committee has, among other things, the following duties and responsibilities:

•	assisting the Board in providing efficient and effective corporate governance for the benefit of shareholders,

•	identifying and evaluating possible nominees for the Board,

•	director education,

•	evaluating the performance of each individual director, and

•	reviewing our Code.

The N&G Committee also assists the Board in providing efficient and effective corporate governance. It reviews and makes recommendations to the Board with respect to the composition of the Board and its committees. The N&G Committee reviews the skills and independence of all nominees and recommends our corporate governance disclosure to the Board.

Finance Committee

The Finance Committee currently consists of three directors, two of whom are independent and one of whom is an executive member of the Board, Mr. Steinmann. We believe that the Finance Committee should have a director from management because that person has day-to-day knowledge of our financial matters and is in the best position to effect and implement any desired changes or policies. The purpose of the Finance Committee is to assist the Board in monitoring and reviewing our financial structure, investment policies and financial risk management programs and to make recommendations to the Board on those matters.

The chair of the Finance Committee is Mr. Carroll.

The Finance Committee’s responsibilities include:

•	reviewing the policies underlying our financial plan to ensure its adequacy and soundness in providing for our operational and capital plans, including our debt and equity structure;

•	reviewing matters relating to significant corporate financings and dividends;

•	assessing policies and procedures for entering into investments and reviewing investment strategies for our cash balances; and

•	reviewing our financial risk management program, including any significant commodity, currency or interest rate hedging programs.

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Director Attendance

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2018:

Director	Committees
	Board	Audit	HRC	N&G	HSEC	Finance	Total Attendance
	7 meetings	5 meetings	5 meetings	2 meetings	4 meetings	2 meetings	%

Ross J. Beaty	7	-	-	-	-	2	100

Michael L. Carroll	7	5	-	-	-	2	100
Christopher Noel Dunn(1)	3 of 3	-	1 of 1	-	-	-	100

Neil De Gelder	7	5	-	2	-	-	100
David C. Press	7	-	5	-	4	-	100

Walter T. Segsworth	6	-	4	-	3	-	81
Michael Steinmann	7	-	-	-	4	2	100

Gillian D. Winckler(2)	7	5	4 of 4	2	1 of 1	-	100

Notes:

(5)	Mr. Dunn did not stand for re-election at the 2018 Annual General Shareholders’ Meeting and left the Board and all Committees effective May 9, 2018.
(6)

Effective March 22, 2018, Ms. Winckler joined the Human Resources & Compensation Committee and the Nominating & Governance Committee, and is no longer a member of the Health, Safety, Environment & Communities Committee.

Director Share Ownership Guidelines

In 2015, the Board approved an increase in the Share ownership guidelines from a minimum of 5,000 Shares to at least 10,000 Shares for non-executive directors by December 31, 2018 (or such other time as determined by the Nominating & Governance Committee for new members joining the Board) to enhance director alignment with shareholders and to improve overall director compensation practices. As at the date of this Circular, all directors had satisfied the Share ownership guidelines. The N&G Committee will consult with the CEO and the Chair of the Board to determine the timeframe for any new directors to achieve their Share ownership guidelines.

Directors are prohibited from derivative trading or short-selling our securities.

Directors’ and Officers’ Liability Insurance

We maintain Directors’ and Officers’ Liability insurance coverage with total liability limit of $50 million. The insurance covers our directors and officers, and the directors and officers of our subsidiaries, individually and as a group. Included in this $50 million limit is personal Directors’ and Officers’ Liability coverage with a $10 million dedicated excess layer for non-indemnifiable losses. There is no deductible for non-indemnifiable loss, crisis loss, or derivative investigation costs. Pan American would bear the first $250,000 of any other loss, except for losses defined as securities claims in the policy. In that case, Pan American would bear the first $500,000 of any loss.

Director Compensation

We establish director compensation based on a comparison with other companies in the mining industry and consider the duties and responsibilities of our directors, both at a Board level and the committee level. Our approach to director compensation is based on offering competitive compensation to recruit and retain highly qualified individuals to serve on our Board.

Executive directors are not paid for their services as directors.

Our other directors are paid for their services as directors through a combination of retainer and meeting fees. Independent director compensation is not performance-based and they do not participate in compensation programs established for management.

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The following table details the retainer and meeting fee structure for our non-executive directors as at December 31, 2018.

Director Retainer and Meeting Fees

Type	Amount ($)

Annual Board Chairman Retainer	CAD137,500(1)

Annual Board Retainer (Non-Chair, Non-Employee)	140,000(2)

Lead Director Annual Retainer	10,000

Audit Committee Chair Retainer	20,000

Audit Committee Member Retainer	6,000

Human Resources and Compensation Committee Chair Retainer	12,000

Health, Safety, Environment and Communities Committee Chair Retainer	12,000

Nominating and Governance Committee Chair Retainer	7,500

Finance Committee Chair Retainer	7,500

Board and Committee Meeting Fee (Per meeting)	1,000

Notes:

(1)	Mr. Beaty also receives reimbursement of expenses to cover the administrative costs of running the chairman’s office, up to a maximum of CAD$137,500.
(2)	There is a cash portion of the retainer, which is $90,000, and the remaining $50,000 is paid by way of Shares (in accordance with the Option Plan).

Annual Board retainer fees are paid in respect of the period starting on the date of the annual meeting of shareholders at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of our next annual meeting of shareholders. The non-executive directors receive their annual board retainer fee, net of applicable taxes, in a combination of Shares and cash. In 2015, the Board amended the director retainer and meeting fees, and among other things, eliminated Options as a method of payment. In each of the past two years, the director retainer and meetings fees have been reviewed, and no changes were proposed, with the exception of the Audit Chair Retainer fee being increased by $2,000.

We reimburse our directors for reasonable out-of-pocket expenses related to their attendance at meetings, including travel costs to attend meetings, and other expenses incurred for corporate purposes.

The following table sets forth all amounts of compensation earned by the directors for their services to us during the 2018 calendar year, with the exception of Mr. Steinmann, who received compensation as an Executive but did not receive compensation for services as a director.

Directors	Fees earned (1)(3)(4) ($)	Share- based awards(5) ($)	Option based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

Ross J. Beaty	137,500	0	0	0	0	137,500(2)	275,000

Michael L. Carroll	130,500	50,000	0	0	0	0	180,500

Christopher Noel Dunn	14,000	0	0	0	0	0	14,000

Neil de Gelder	117,500	50,000	0	0	0	0	167,500

David C. Press	116,000	50,000	0	0	0	0	166,000

Walter T. Segsworth	124,000	50,000	0	0	0	0	174,000

Gillian Winckler	111,000	50,000	0	0	0	0	161,000

Notes:

(1)

Includes Board annual retainer fees, plus committee retainer fees and all meeting attendance fees. We do not consider travel reimbursement costs to be part of compensation and therefore are not included in the above table.

(2)	Mr. Beaty receives reimbursement of expenses to cover the administrative costs of running the chairman’s office, up to a maximum of CAD$137,500.
(3)	Retainer fees are typically paid each May for services performed between the Company’s annual meetings of shareholders.
(4)	Retainer fees are paid $90,000 in cash and $50,000 in Shares of the Company.
(5)	Non-executive directors’ do not receive incentive plan compensation or pension contributions and no longer receive Option-based awards.

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    Executive Compensation

What’s Inside

Compensation Discussion and Analysis	27

Components of Executive Compensation	35

Executive Share Ownership	44

Total Executive Compensation Summary	47

Employment Agreements, Change in Responsibilities and Termination	47

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Compensation Discussion and Analysis

Introduction

This section provides information on our executive compensation program for 2018. For 2018, our Named Executive Officers, as defined in National Instrument 51-102 – Continuous Disclosure Obligations (NI 51-102) were as follows:

•	Michael Steinmann, President and Chief Executive Officer (President and CEO);

•	A. Robert Doyle, Chief Financial Officer (CFO);

•	Steve Busby, Chief Operating Officer (COO);

•	Andres Dasso, Senior Vice President, Operations (SVP, Operations); and

•	Sean McAleer, Senior Vice President, Corporate Affairs (SVP CA).

We refer to our Named Executive Officers as Executives in this Circular.

In some instances, the compensation programs and certain other matters outlined herein also apply to other members of senior management, however, the programs are discussed as they relate specifically to our Executives.

2018 Company Performance

The Company achieved many of its corporate objectives for 2018 relating to our Annual Incentive Plan, including achieving production and cost guidance, replacing mineral reserves through exploration, and advancing the two key expansion projects at Dolores and La Colorada.

See further details on the Company’s performance on page 37.

Executive Compensation Philosophy

We strive to ensure that our compensation is competitive with that of other Canadian mining companies with international operations who are similar to us in size and scope. We reward our Executives for achieving defined individual and corporate goals. We also align the interests of Executives and shareholders by rewarding performance that is likely to increase shareholder value

Performance Graph

The following graph shows the change in value of $100 invested in our Shares between December 31, 2013 and December 29, 2018 (the last trading day of 2018) assuming reinvestment of dividends, compared to a similar investment in the S&P TSX Composite Index. The graph also depicts total annual compensation for our named executive officers and the Company’s revenue for each year from 2014 to 2018.

Notes:

(1)	Assuming reinvestment of dividends.

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	Pan American Closing Price (TSX) (CAD$)	Base(1) CAD$	S&P TSX Composite	Base CAD$

December 31, 2013	12.41	100.00	13,622	100.00

December 31, 2014	10.72	89.61	14,632	107.41

December 31, 2015	9.01	77.26	13,010	95.51

December 30, 2016	20.25	174.24	15,288	112.23

December 29, 2017	19.58	169.48	16,209	118.99

December 31, 2018	19.93	173.72	14,323	105.15

Share Price Performance

Our share price performance is significantly influenced by the price of silver, as illustrated in the graph below. The price of silver is largely determined by global supply and demand, which is driven by macro and micro economic events. During the period 2013 through to 2018 (the Performance Period), the price of silver declined from US$19.50 per ounce at December 31, 2013 to US$15.47 on December 31, 2018.

Our compensation philosophy is designed to retain key Executives in a highly competitive labour market and reward them for achieving objectives that create value for shareholders, notwithstanding commodity prices, and specifically the price of silver, which is outside of management control. In 2018, these achievements include:

•	Annual revenue totaled $784.5 million, and net cash generated from operating activities was $155.0 million.

•	Annual net earnings of $12.0 million ($0.07 basic earnings per share), and adjusted annual earnings of $59.4 million ($0.39 basic adjusted earnings per share).

•	Annual silver production totaled 24.8 million ounces with all-in sustaining costs per silver ounce sold (AISCSOS) of $10.73, or $9.68 excluding net realizable value (NRV) inventory adjustments.

•	Cash costs per payable ounce of silver, net of by-product credits of $3.35 per ounce in 2018.

•	Advanced the COSE and Joaquin mine developments for initial production in 2019.

•

At December 31, 2018, the Company had cash and short-term investment balances of $212.5 million and working capital of $397.8 million. Year-end debt of $6.7 million related entirely to lease liabilities.

•	During 2018, Pan American Silver announced an offer to acquire Tahoe, and the transaction closed on February 22, 2019.

Notes:

(1)

Cash cost per payable ounce of silver, net of by-product credits (“cash costs”) and AISCSOS are non-GAAP measures and do not have a standardized meaning prescribed by IFRS as an indicator of performance. The Company’s method of calculating cash costs and AISCSOS may differ from the methods used by other entities and, accordingly, may not be comparable to similarly titled measures used by other entities. Readers should refer to the “Alternative Performance (Non-GAAP) Measures” section of the Company’s Management’s Discussion and Analysis for the period ending December 31, 2018, dated March 12, 2019, for further information and for a detailed reconciliation of these measures.

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Trading Restrictions

We have a stock transactions policy that places restrictions on employees, their families and other associates from trading or pledging our securities. Additionally, key personnel, including Executives and directors, are prohibited from short sales and derivative trading, and have restrictions on certain other trading such as hedging, short-term trading and put and call options trading of our securities. Shares issued as compensation to employees under our Long Term Incentive Plan (LTIP) have a three-year hold period before they can be traded.

Compensation Risk Management

The Board and the HRC Committee carefully consider potential risks when designing compensation programs, setting objectives and making incentive awards. During 2018, the HRC Committee conducted an assessment to evaluate the potential risks associated with compensation programs as they relate to short-term and long-term decision making by our Executives and other members of senior management.

The HRC Committee identified a number of relevant business risks including:

•	resource estimation and reserve determination,

•	achievement of annual production and cost targets in balance with long-term development requirements at our operations, and

•	achieving safety results and meeting environmental requirements.

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features.

The HRC Committee and the Board did not identify any compensation practices that were reasonably likely to have a material adverse effect on our business.

Our compensation program design and Board oversight provide a number of controls that mitigate compensation risks, including the following:

•

Appropriate balance of metrics and weightings: Objectives of our short-term incentive program balance growth, safety, and operating performance are approved by the HRC Committee. They provide a balanced focus on our short-term requirements without sacrificing the long-term growth required to sustain our business. Base salaries are market competitive to reduce over-reliance on variable (at risk) compensation.

•	Capping of maximum payouts: The short-term incentive program is capped at 200% of target to limit windfall payouts.

•	Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time, from one to three years.

•

Share ownership guideline: Executives are expected to hold a minimum number of Shares to encourage them to consider long-term performance and multi-year goals in decision-making. See page 44 for the guideline and current executive share ownership levels.

•

Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded with current cash or by the issuance of compensation shares (Compensation Shares) and Options pursuant to Stock Option and Compensation Share Plan (the Option Plan). Based on the compensation risk assessment, the HRC Committee determined that funding for our current incentive programs is sufficient.

•	Board discretion: Both the short and long-term incentive programs may be changed or suspended at any time by the Board.

•

Plan limits: Our Option Plan limits the number of Compensation Shares that may be issued annually to 500,000, currently limits Options and Compensation Shares that shall be issued in aggregate of 6,461,470. As well, no optionee shall exceed 5%, and no insider shall exceed 10% of the total issued and outstanding Shares. See Appendix B for additional details.

•

Control features / plan governance: Annual goals and metrics are reviewed by the HRC Committee and approved by the Board. Final award payout levels and cash incentives are reviewed by the HRC Committee and approved by the Board, either of whom may alter the award amounts.

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•	Time horizon of payments or realization of value:

Incentive	Key terms

Short-term incentive awards	Made in February following the performance year

Option awards (long-term)	Vest over two years; have a life of seven years

RSUs	Vest over three years

PSUs	Vest in three years

•	Trade Restriction: Compensation Shares issued pursuant to our LTIP to employees have a three-year hold period before they can be traded.

•	Restrictions on trading: Executives are prohibited from certain trading activities as described on page 29.

•

Clawback provision: Both the short- and long-term incentive plans include a clawback provision. If an Executive is determined to be responsible for fraud or misconduct in providing financial or other results that impact an incentive program, the Board may recoup the entire amount of incentive compensation from the Executive.

•

Annual Compensation Risk Review: The HRC Committee completes an annual compensation risk review and reports its findings to the Board. The HRC Committee and the Board take appropriate action to reduce compensation risks when deemed necessary.

Compensation Governance

Role of the HRC Committee

The HRC Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues. The HRC Committee meets at least three times per year, and holds in-camera sessions, without the presence of management, as needed.

With respect to human resources oversight, the HRC Committee’s duties and responsibilities include:

•	in conjunction with the CEO, develop and recommend to the Board for its approval the Company’s human resources strategy that supports its business strategy;

•	review the organizational structure and report any significant organizational changes, along with its recommendations, to the Board for approval;

•	at least once annually, together with the CEO, review and approve or determine, succession plans for the senior executive team, including specific plans and career planning for potential successors;

•	review and recommend to the Board for approval any proposed appointment of any person to the senior executive team and any proposed appointment of any corporate officer of the Company; and

•

review and recommend to the Board for approval any Executive Agreements between the Company and senior management employees that address terms of employment, responsibilities, compensation, retirement, termination of employment, or other special conditions.

The HRC Committee consults with management on Executive compensation to:

•	review the overall compensation philosophy, strategy and policies for our officers and employees;

•	administer our Option Plan and determine when it will be used as compensation for our senior management and employees;

•	review annual incentive plan and long-term incentive plan payments;

•	review special compensation, recruiting, and retention programs, as and when needed; and

•	set performance goals with the CEO, and review the performance of the CEO and other Executives annually.

The HRC Committee has the primary responsibility to oversee our succession planning process for senior executives other than the CEO. The HRC Committee completes a detailed review of succession matters annually, considering the Company’s strategy and long-term goals, critical roles in the Company, and key competencies for each role. Among other things, the HRC Committee receives and considers a report from the CEO and the SVP CA that identifies potential successors for critical roles, both from inside and outside of the Company. When necessary, the HRC Committee makes recommendations or requests for additional work. The succession planning also includes a review of current leadership competency gaps, ongoing development programs, and coaching initiatives.

The Board is responsible for ensuring that there is an adequate plan in place for CEO succession. Like the HRC Committee, the Board identifies potential candidates from inside and outside of the Company. The Board may request assistance from the HRC Committee

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in fulfilling this responsibility, particularly with respect to identification of candidates and understanding the current market with respect to attracting and retaining talent.

In fulfilling their functions, the Board and the HRC Committee ensure that there is a sufficient plan in place so that business continuity is maintained in times of senior leadership changes, whether expected or unexpected.

Composition of the Human Resources and Compensation Committee

The HRC Committee is currently composed of three independent directors who possess the relevant knowledge and experience to serve on the HRC Committee and ensure appropriate completion of its Charter.

•

Mr. Segsworth is the chair of the HRC Committee and has served in this capacity since May 2010. He holds a Bachelor of Science in Mining Engineering from Michigan Tech and has over 45 years of experience in mining in Canada and overseas. As an executive of several mining companies, he oversaw compensation programs relevant to the mining industry. Mr. Segsworth currently serves as a director and member of the compensation committees of Gabriel Resources Ltd. and Happy Creek Minerals Ltd. He is also a director, Board Chair and compensation committee chair of Sabina Gold & Silver Corp. Mr. Segsworth has an in-depth understanding of compensation matters, performance management, and the human resources challenges in the mining industry.

•

Mr. Press has served on the HRC Committee since 2008. Mr. Press is a mining engineer with over 45 years of diversified experience in the mining industry. He has worked in underground and open pit mines across Canada as well as in the United States and Australia. While with Homestake Mining Company, he held the position of Director, Mine Engineering and Development. Mr. Press graduated from Nottingham University with an honours degree in mining engineering in 1967. His executive experience and service with the HRC Committee provide him with a solid background in executive and Board compensation matters.

•

Ms. Winckler joined the HRC Committee in 2018. Ms. Winckler is a former mining and business executive with over 25 years of diversified experience in the metals and mining industry and the financial sector. She was involved at a senior level with corporate and divisional strategy, mergers and acquisitions, divestments, exploration, and project evaluation and development at BHP Billiton, and was also the CEO of a publicly listed coal development company for three years. Ms. Winckler spent five years as a corporate financier in South Africa and London and five years in the auditing profession, and is a Chartered Accountant (South Africa), with a BSc and BComm (Hons) obtained in South Africa. Ms. Winckler’ s wide-ranging experience in senior leadership roles within the mining industry and finance background has provided her with excellent insight and familiarity with compensation and human resources matters.

Executive Compensation Decision Making Process

The decision making process related to executive compensation is summarized as follows:

External Advisors (as required) Human Resources CEO Advise with Respect to CEO and Executive Compensation Reviews and Recommends other Executive Compensation HRCC Recommends CEO Compensation Other Executive Compensation Board Approves Approves CEO Compensation Grant of AIP and LTIP Awards

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Activities of the HRC Committee in 2018

The HRC Committee met 5 times in 2018 and, among other things, completed the following activities under its Charter:

•	reviewed our human resources strategy;

•	reviewed performance of the CEO and other Executives;

•	reviewed total compensation for the CEO and other Executives, increasing annual incentive plan grants in December;

•	reviewed and recommended senior Executive appointments and employment agreements;

•	reviewed and recommended employment agreements;

•	reviewed our compensation philosophy;

•	reviewed and recommended the long-term incentive plan grants and annual incentive plan payments;

•	reviewed the Company’s succession plans;

•	reviewed and updated compliance of Executives’ achievement of Share ownership guidelines;

•	conducted a compensation risk review; and

•	reviewed compensation consultant work relationships to ensure independence.

Management Role in Compensation Decision-Making

Members of the management team are invited to participate in HRC Committee meetings at the discretion of the HRC Committee. Management acts in an advisory and informational capacity only. The HRC Committee maintains strict independence from management. The Board is ultimately responsible for executive compensation matters.

Member(s) of Management	Role in Compensation Decision Making

CEO and SVP CA	Regularly presents information to the HRC Committee to assist in decision-making and communicates management’s experiences of the effectiveness of compensation programs to attract, retain, and reward qualified personnel to oversee our operations

CEO	Makes recommendations with respect to performance metrics, performance results, and, with respect to other executive compensation, final award levels for the annual incentive program and long-term incentive plan for HRC Committee and Board consideration

Management team	Oversees day-to-day compensation matters in each office and subsidiary company, within the approved operating budgets and within the parameters of our compensation philosophy

Use of Compensation Consultants and their Affiliates

Since 2010, the HRC Committee has engaged the services of Mercer (Canada) Limited (Mercer) as its compensation consultant to assist the HRC Committee in determining the compensation for our Executives.

Compensation Consultant Fees

Name of Consultant	Executive Compensation-Related Fees (CAD$)		All Other Fees (CAD$)
	Amount invoiced in 2018	Amount invoiced in 2017	Amount invoiced in 2018	Amount invoiced in 2017
Mercer	44,845	46,216	9,234(1)	0

Notes:

(1)	In 2018, Mercer provided information regarding Diversity Programs in Latin American.

Compensation Consultants Retention and Independence

Under the consulting agreement with Mercer, the HRC Committee chair approves all work plans and works with management as needed to complete work assignments, but work products are delivered directly to the HRC Committee chair, with distribution to management if required. Any additional consulting services are pre-approved by the HRC Committee.

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While the HRC Committee may use Mercer to provide additional information and advice in respect of its decision-making, the HRC Committee makes its determinations independently based on its own experience, analysis and assessments and weighs a broad range of considerations, including current business requirements.

The HRC Committee is confident that the advice it receives from the consultant assigned to us by Mercer is objective and not influenced by the relationship of Mercer or its affiliates with us. The policies and procedures in place to assure objectivity include:

•	Mercer does not receive incentive or other compensation based on the fees charged to us for other services provided by them or any of their affiliates;

•	Mercer is not responsible for selling other affiliate services to us;

•

Mercer’s professional standards prohibit the individual consultant from considering other relationships that Mercer or any of its affiliates may have with us in rendering his or her advice and recommendations;

•	the HRC Committee has the sole authority to retain and terminate Mercer;

•	Mercer has direct access to the HRC Committee without management intervention;

•	the HRC Committee evaluates the quality and objectivity of the services provided by the consultant each year and determines whether to continue to retain Mercer; and

•

protocols set out in the engagement letter with Mercer limit how the consultant may interact with management and govern when and if the consultant’s advice and recommendations can be shared with management.

Executive Compensation Philosophy

Our compensation is designed to be competitive with that of other Canadian mining companies with international operations of similar size and scope. We reward the achievement of defined individual and corporate goals, and align the interests of the Executives with our shareholders by rewarding performance that is likely to increase shareholder value.

Each Executive position is evaluated to establish skill requirements and level of responsibility to provide a basis for internal and external comparisons. The Board and the HRC Committee consider a variety of factors when determining compensation policies and programs, and individual compensation levels.

These factors include:

•	internal and external comparisons,

•	long-term interests and the long-term interests of our shareholders,

•	overall financial and operating performance,

•	recommendations made by independent compensation consultants retained by the HRC Committee, and

•	each Executive’s individual performance and contribution towards meeting corporate objectives.

We believe shareholder value is primarily driven by results, both on financial measures and operating measures such as production and mineral reserve and mineral resource growth. We set short and long-term performance objectives for increased safety, mineral reserve and resource growth, project advancement, targets for production and cost reduction. These objectives are tied directly to our annual budget and long-term plan, which are approved by the Board.

Executive performance is also evaluated against their individual responsibilities and goals for their employment function and area of expertise. At-risk executive compensation is dependent on achieving both individual and corporate performance results.

Executive Compensation Objectives

Our Executive compensation objectives are designed to ensure that compensation:

•	reflects performance,

•	is fair and reasonable, and

•	is sufficient to attract and retain qualified and experienced Executives.

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We seek to understand and define our target base salaries, target total cash, and target total compensation package compared to a peer group of similar companies in the mining industry. We also consider the actual total cash and actual total compensation of the peer group.

The HRC Committee uses the compensation studies provided by Mercer to determine compensation ranges for Executives that ensure we can attract and retain key talent. The HRC Committee also considers the following factors when considering target compensation for each Executive:

•	business impact, costs, and time for recruiting a replacement;

•	current talent pool within Pan American;

•	impact and loss of continuity that may arise from vacancies in key leadership positions; and

•	high cost of living in Vancouver, British Columbia, where we are headquartered.

We have traditionally positioned base salaries and target annual and long-term incentive awards at or below the median of our competitive market, and we have also provided Executives with the opportunity to earn higher actual total compensation if they achieve superior performance.

The HRC Committee considers our peer group (as described below) when reviewing Executive compensation. Overall, based on data from Mercer, our target total direct compensation levels for Executives for 2018 were:

Group	Target Total Direct Compensation Level Versus Peers
Executives (as a group)	At or below the 25th percentile
CEO	Below the 25th percentile

Our compensation practices are regularly monitored by the HRC Committee and modified to ensure we remain competitive and appropriately recognize growth and change within the organization.

Use of Peer Groups

The HRC Committee uses a number of data sources, including compensation consultant(s), published compensation studies, and other market data to identify peer groups for salary comparisons. There are only a handful of publicly traded, operating, primary silver mining companies. The group is so limited that it is challenging to make appropriate comparisons of growth, operating performance, and other financial metrics. As a result, we have supplemented our primary peer group with other peers that we consider appropriate for benchmarking Executive compensation.

Our peer group selection was based on the following characteristics:

•	operate in the same labour, industry, and capital markets

•	similar stage of development and operate producing mines with comparable complexities

•	multiple operating locations in different jurisdictions

•	size, based on a range from 0.5 to 2 times that of our revenues

Additional consideration was given to market capitalization of the companies.

In 2018, the peer group of companies selected was as follows:

Primary Peers	Other Peers
Agnico-Eagle Mines Limited	B2Gold Corp.
Centerra Gold Inc.	Hochschild Mining PLC
New Gold Inc.	Endeavour Mining Corp
Coeur Mining Inc.	Tahoe Resources Inc.
Hecla Mining Company	Yamana Gold Inc.
SSR Mining Inc.	First Majestic Silver Corp.
EIdorado Gold Corp.	Alamos Gold Inc.
lAMGOLD Corporation

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Using the peer group, Mercer provides a compensation study for the Executives. Based on this study and other market data, the HRC Committee reviews and, if appropriate, adjusts base salaries, short-term incentive targets and long-term incentive targets. The HRC Committee then makes recommendations for changes to executive compensation to the Board.

Components of Executive Compensation

In 2018, for total compensation to Executives and other members of senior management included five main components: base salary, annual incentive plan (the AIP), extended group benefits, LTIP and retirement program.

What We Pay	Why We Pay It	How It Works
Base Salary	Provides a fixed level of cash compensation for performing day-to-day responsibilities	• Set in the first quarter of each year for the 12-month period of January to December, and reviewed as required.
AIP	Focuses Executives on achieving annual operating plan, budget and other short-term objectives	• Annual incentive plan based on corporate goals and objectives. AIP awards provide incentive compensation directly related to achieving short-term objectives. Awards can range from 0% to 200%.
LTIP	Focuses Executives on long-term shareholder value, and aligns management’s interests with those of shareholders

• A minimum of 25% must be provided as RSUs which vest over three years and whose payout value is aligned with share price performance.

• Options that vest over two years with a seven-year expiration period.

• Restricted stock awards with a three-year no trading restriction.

• PSUs which vest after three years and whose cash payout value is aligned with share price performance and relative total shareholder return.

Benefits	Attracts and retains highly qualified Executives	• Health, vision, and dental insurance, life insurance, and accidental death and dismemberment insurance.
Retirement Program	Attracts and retains highly qualified Executives and recognizes service

• Supplemental Executive Retirement Program through a retirement compensation arrangement.

• Defined contribution program with annual funding levels based on a percentage of base salary.

• In 2018, two NEOs, each with over ten years of service, participated in this program.

Base Salary

Base salaries are determined after a review of market data for similar positions in mining companies with international operations of comparable size and scope. Executives’ salaries are determined taking into account the incumbent’s responsibilities, market data, financial capacity, potential for advancement, and the assessment of the Board and the HRC Committee.

The HRC Committee reviewed salaries in 2018 based on market analysis prepared by Mercer. The HRC Committee determined that base salary increases for 2018 would be in the range of 3%.

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Changes to Base Salaries as of December 31, 2018

Executive	Base Salary 2017 (CAD$)	Base Salary 2018 (CAD$)
Michael Steinmann President and CEO	900,000	900,000
A. Robert Doyle CFO	445,000	456,500
Steven Busby COO	563,500	563,500
Andres Dasso SVP, Operations	469,000	481,000
Sean McAleer SVP CA	401,000	411,100

Annual Incentive Plan

The Executives can earn an annual cash bonus under the AIP. The Executives earn the bonus on the basis of corporate and individual performance factors, as noted below for 2018. The ratios may be adjusted by the HRC Committee, depending on the level of corporate, departmental or individual focus desired for future years.

Position(s)	Corporate Performance Factor (%)	Individual Performance Factor (%)
CEO	100	0
COO, CFO, SVP CA	75	25
SVP, Operations	50	50

AIP is calculated in three steps:

Step	Calculate	How Calculated
1	Corporate Incentive Pay =	AIP Target Pay x Corporate Performance x Corporate Performance Factor
2	Individual Incentive Pay =	AIP Target Pay x Individual Performance x Individual Performance Factor
3	Total Incentive Pay =	Corporate Incentive Pay + Individual Incentive Pay

Both the individual and corporate performance components are compared to a set of pre-determined annual objectives.

The corporate performance objectives are approved by the Board. They include targets for safety, environmental, mineral reserve and resource growth, project advancement, silver production, and operating costs. They are tied directly to our annual budget, which is also approved by the Board.

Individual performance is based on weighted goals established within each Executive’s primary area of responsibility. A substantial part of individual objectives is linked to supporting Company performance objectives.

Corporate and individual performance is determined by evaluating achievement of the pre-determined targets on a 0% to 200% basis. Payouts under the program are capped at 200% of target.

AIP Target Pay ranges from 70% to 100% of base salary for our Executives, as described in the following table.

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Executive AIP Targets, Minimums and Maximums as at December 31, 2018

Executive	Base Salary (CAD$)	Target of Base Salary (%)	Minimum (0%) (CAD$)	Maximum (200%) (CAD$)
Michael Steinmann President and CEO	900,000	100	0	1,800,000
A. Robert Doyle CFO	456,500	80	0	730,400
Steven Busby COO	563,500	80	0	901,600
Andres Dasso SVP, Operations	481,000	80	0	769,600
Sean McAleer SVP CA	411,100	70	0	575,540

Executive AIP Targets and Weightings for 2018

Executive	AIP Target (% of Base Salary) (%)	Weighting on Corporate Performance (%)	Weighting on Individual Performance (%)
Michael Steinmann President and CEO	100	100	0
A. Robert Doyle CFO	80	75	25
Steven Busby COO	80	75	25
Andres Dasso SVP, Operations	80	50	50
Sean McAleer SVP CA	70	75	25

For 2018, our corporate performance rating against pre-established annual objectives was 87.5%, as described below under the heading “2018 Company Performance Objectives, Weights and Results. AIP awards are paid in the year following the year for which the recipient’s performance is assessed. AIP awards were paid in February 2019 for 2018 performance.

The HRC Committee recognizes that the use of formulas to determine compensation can sometimes lead to results that do not accurately reflect real performance. To avoid this, the Board and the HRC Committee have discretion under the AIP to:

•	suspend or modify the AIP

•	defer, reduce, or cancel all or part of the AIP payment for business reasons

•	limit the corporate portion of the AIP payment to 75% of target in the event of a significant environmental or safety incident, as defined by the HSEC Committee

•	recognize extraordinary achievement or special circumstances by increasing the overall performance by up to 25%

2018 Company Performance Objectives, Weights and Results

2018 was a transformational year for Pan American Silver, as we completed the groundwork necessary to acquire Tahoe, which closed on February 22, 2019. On our production, we were 1% short of our production guidance of 25 million ounces, but managed to produce at a cash cost of $3.35 per ounce of silver. Our exploration programs were also very successful. We replaced 71% of our mined silver reserves, and reported our exciting skarn discovery at La Colorada. We successfully achieved our goals in environmental management; however, our safety performance needs to remain a key focus. We did not achieve our goals for lost-time incident frequency (LTIF) rates and lost-time incident severity (LTIS) rates during the year, and had one fatal accident.

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A summary of our AIP goals, threshold values, and actual results is contained in the following table.

AIP Performance Scorecard

Category(1)	Measure	Weight	Threshold (0.5)	Target (1.0)	Above Target (1.5)	Maximum (2.0)	2018 Actual	Weighted Result (Calculation)

Safety and Environment (2) (30%)	LTIF	5%	1.3	1.2	1.1	1.0	LTIF of 1.41	0% (5% x 0)
	LTIS	5%	500	400	300	200	LTIS of 723	0% (5% x 0)
	Fatalities	5%	NA	NA	NA	0	1 fatal accident	0% (5% x 0)
	Safety program	5%	Enhance safety audit process	Deploy additional safety indicators	Deploy behavior based safety	Multi-year strategy deployment	Substantially completed	7.5% (5% x 1.5)
	SEIs	15%	3	2	1	0	0	30% (15% x 2.0)
Reserve Replacement (10%)	Replace 60% of reserves	10%	40%	60%	80%	110%	71%(3) net replacement	10% (10% x 1.0)
Growth (25%)	Dolores underground production rate	10%	Average 1,500 tpd last 15 days of December	Average 1,500 tpd in Dec	Average 1,500 tpd in Nov and Dec	Average 1,500 tpd in Q4	Rate was 593 tpd at year-end	0% (10% x 0)

	Dolores pulp agglomeration plant production vs. budget	5%	Achieve 95%.	Achieve budget throughput	Exceed budget by 5%	Exceed budget by 10%	5.7% below budget	0% (5% x 0)

	Achieve UG development at COSE and Joaquin	5%	Achieve 95%	Achieve budget	Exceed budget by 5%	Exceed budget by 10%	Joaquin was 63% and COSE 92%	0% (10% x 0)

	Deploy inclusion and diversity program	5%	Develop policy	Complete management training	Report results of program	Set gender diversity goals	Program deployed and will be communicated in CSR report	10% (5% x 2.0)
Operating Performance (30%)	Silver Production	15%	25M oz.	25.5M oz.	26M oz.	>26.5M oz.	24.8M Ag	0% (15% x 0)
	Cash cost (3)	15%	<$4.60	<$4.10	<$3.85	<$3.60	$3.35	30% (15% x 2.0)
Discretionary Component (Up to 25%)								0%
Total Performance and Formulaic Payout for 2018								87.5%

Notes:

(1)	Our total weight for all established categories is 100%. The Board has discretion to award an additional 25%, reduce the award, or eliminate the award.
(2)

Safety measures include lost-time injury frequency (LTIF), lost-time injury severity (LTIS) and significant environmental incidents (SEIs). LTIF is the number of accidents multiplied by 1,000,000 hours, divided by the total hours worked. LTIS is number of work days lost multiplied by 1,000,000 hours, divided by the total hours worked.

(3)

Cash cost per payable ounce of silver, net of by-product credits is a non-GAAP measure. Readers should refer to the “Alternative Performance (Non-GAAP) Measures” section of the Company’s Management’s Discussion and Analysis for the period ending December 31, 2018, dated March 12, 2019, for further information and for a detailed reconciliation of this measure.

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2018 Executive AIP Awards

Executive	Base Salary(CAD$)	AIP Target Of Base Salary (%)	Total Performance Factor(1)(2) (%)	Total Award (CAD$)(3)

Michael Steinmann President and CEO	900,000	100	87.50	787,500
A. Robert Doyle CFO	456,500	80	95.40	348,310
Steven Busby COO	563,500	80	87.50	394,450
Andres Dasso SVP, Operations	481,000	80	100.00	384,800
Sean McAleer SVP CA	411,100	70	105.60	303,957

Notes:

(1)

Percentage multiplier for award based on combined corporate and individual results. AIP awards are paid in the calendar year following the year the Executive’s performance is assessed. For example, the AIP award referenced for 2018 was paid in February 2019.

(2)	Performance factors represent the combined results of individual and corporate performance and are rounded in this table.
(3)	Actual amounts paid to the Executives.

Long-Term Incentive Plan

Executives may also be granted RSUs, PSUs, Options, and Compensation Shares under our LTIP guidelines. We believe that the mix of these incentive formats provides the best vehicle to attract and retain employees. Through these incentive alternatives, employees are given an opportunity to participate in our future success and are aligned with the interests of our shareholders.

The LTIP provides guidelines to the Board regarding the grant of Options, RSUs, PSUs and Compensation Shares, which are limited to key management positions that have responsibility for influencing our policy, strategy and the long-term performance. The LTIP can be amended or suspended at any time at the Board’s discretion. The Board can also amend award targets, change performance metrics, and revise the mix of award vehicles.

The LTIP provides guidelines for calculating incentive target awards for eligible employees based on their positions, long-term potential, and long-term contributions to our success. Targets are based on an employee’s base salary and are dependent on the employee’s responsibilities and contribution to our long-term performance.

The formula for the LTIP calculation is as follows:

Base Salary x Target %

LTIP targets range from 100% to 130% of base salary for our Executives and are detailed in the following table.

Executive	Base Salary (CAD$)	Target Percentage(1) (%)	Target Amount(2) (CAD$)
Michael Steinmann President and CEO	900,000	130	1,170,000
A. Robert Doyle CFO	456,500	100	456,500
Steven Busby COO	563,500	100	563,500
Andres Dasso SVP, Operations	481,000	100	481,000
Sean McAleer SVP CA	411,100	100	411,100

Notes:

(1)	Includes PSUs. PSUs are notional share units that mirror the market value of the Company’s Shares.
(2)	LTIP consisted of annual grants of Compensation Shares, RSUs, PSUs and/or Options. In 2018, certain grants were made above target.

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Compensation Shares

For Compensation Share awards, participants are issued Shares, which bear a three (3) year no-trade legend. There is no gross-up on annual Compensation Share awards.

RSUs

RSUs are notional Share units that mirror the market value of the Shares. Each vested RSU entitles the holder to a cash payment equal to the value of an underlying Share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed during the term of the RSU that are notionally applicable to such underlying Shares. RSUs have a term of three years and vest in three tranches: 1/3 on the first anniversary of the grant date, 1/3 on the second anniversary of the grant and 1/3 on the third anniversary of the grant date. The unit value for the RSU grants is equal to the volume weighted average trading price of the Shares on the TSX during the five trading days on which at least one board lot of Shares is traded prior to the date the RSUs are granted. The value during the vesting period of an RSU fluctuates with any change in the Company’s share value. At the Company’s discretion, RSUs may be settled in Compensation Shares issued from the Company’s treasury pursuant to the Option Plan, in shares purchased from the market, or in cash. RSUs are settled at the end of each vesting period. To date, all RSUs have been settled in cash. Please refer to the description of the Company’s Option Plan included in Appendix “B” for additional information about Compensation Shares.

Options

For Option awards, 50% vest on the first anniversary of the grant date and the other 50% on the second anniversary of the grant date. The Options expire after seven years. Please refer to the description of the Company’s Option Plan included in Appendix “B” for additional information.

PSUs

PSUs are notional Share units that mirror the market value of the Shares. PSUs align shareholder and employee interests by tying the value of the PSUs to the value of the underlying Shares and to our performance. The vesting period also supports longer-term decision-making as it is based on a three-year period (the Performance Period).

Each vested PSU entitles the holder to a cash payment equal to the value of an underlying Share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed during the Performance Period that are notionally applicable to such underlying Shares. PSU grants vest on the third anniversary of the grant date, subject to certain exceptions in the case of voluntary termination or retirement for long-term employees and death or total disability, and unless otherwise determined by the Board.

PSUs cannot be redeemed and will not be paid out unless and until they vest according to their terms. Performance results based on pre-determined performance criteria and the corresponding performance multiplier at the end of the Performance Period determine how many PSUs vest for each participant. The Board has the discretion to vary the amount paid or the payout calculation at the end of the Performance Period to take into account unusual circumstances or other factors that may have had a significant effect on the achievement of the performance-based criteria.

The HRC Committee makes recommendations to the Board with respect to the value of grants to be given to each participant.

The number of PSUs granted is determined by dividing the grant value approved by the Board by the unit value of each PSU. The unit value for each PSU is the volume weighted average Share trading price on the TSX during the twenty trading days before the grant date, on which at least one board lot of Shares (as defined by the TSX) is traded.

The Board has decided that for PSUs, performance will be assessed looking at our total shareholder return (TSR) over three years from the date of grant.

TSR is the total return to a shareholder on an investment in a Share over a given period of time. TSR includes stock price appreciation or depreciation at the end of the period, plus dividends and any other cash equivalent distributions during the period.

Our TSR is compared to a peer group of precious metals companies who are determined at the time of grant. TSR is calculated for Pan American and our peers at the beginning of the Performance Period to determine the number of PSUs to be granted and at the end of the Performance Period to determine the number of PSUs that vest.

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Calculations are done as set out in the following table.

Date of Measure	Measure	Time Period	Requirement
Grant date (First day of Performance Period)	Volume weighted average share trading price on the TSX	20 business days prior to grant date	One board lot traded

Vesting date (Last day of Performance Period)	Volume weighted average share trading price on the TSX	20 business days prior to vesting date	One board lot traded

For the 2018 award, the peer group used for benchmarking TSR performance was selected based on companies that meet the following criteria:

•	are in the silver mining segment;

•	have similar revenues and market capitalization;

•	have similar scope and complexity of operations and projects; and

•	compete for investment dollars.

Based on the foregoing, the following companies were selected:

•	Coeur Mining Inc.

•	Endeavour Silver Corp.

•	Fortuna Silver Mines Inc.

•	First Majestic Silver Corp.

•	Hecla Mining Company

•	Fresnillo PLC

•	Hochschild Mining PLC

•	SSR Mining Inc.

The market price of silver is also included in the performance peer group as it represents an alternative investment opportunity. Our ranking versus peers on TSR determines the percentage of units that vest, according to the following scale:

Performance Level	TSR Percentile Ranking vs Peer Group	Percentage Vested
Maximum	75th Percentile or above	200%

Target	50th Percentile	100%

Minimum	25th Percentile or below	0%

The HRC Committee and Board consider management’s recommendations, the employee’s performance evaluation, the employee’s long-term potential with us, and the Company’s performance when making LTIP awards. The HRC Committee meets in-camera to determine the award level for the CEO after completing his performance evaluation.

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2018 LTIP Awards

Executive	Target (CAD$)	Percentage of Target Awarded (%)(1)	Amount Awarded in Shares (CAD$)(2)	Amount Awarded in Options (CAD$)	Amount Awarded in RSUs (CAD$)(2)	Amount Awarded in PSUs (CAD$)(3)	Total amount awarded (CAD$)

Michael Steinmann President and CEO	1,170,000	135	450,000	0	450,000	675,000	1,575,000

A. Robert Doyle CFO	456,500	150	239,662	0	239,663	205,425	684,750

Steven Busby COO	563,500	130	359,231	0	119,744	253,575	732,550

Andres Dasso SVP, Operations	481,000	150	378,787	0	126,263	216,450	721,500

Sean McAleer SVP CA	411,100	150	0	0	431,655	184,995	616,650

Notes:

(1)	In December 2018, grants were made above target.
(2)

In December 2018, the Company awarded Shares with a three-year hold period, and RSUs, both at a value of CAD$17.53 per unit/Share. The Company used as its assumptions for calculating fair value a risk free interest rate of 2.44% – 2.46%, weighted average volatility of 43.13% – 44.45%, expected lives ranging from 3.5 to 4.5 years based on historical experience, dividend yield of 1.96% – 2.16% and an exercise price of CAD$17.53 per Share.

(3)	In December 2018, the Board approved the issuance of 117,328 PSUs based on a value of CAD$ 17.48 per Share.

Option and Compensation Share Plan

The Option Plan governs our issuance of Options and Compensation Shares. The key terms of the Option Plan are set out below and a more detailed description is provided in Appendix B.

The Option Plan was established by the Board and approved by shareholders on May 13, 2008 and has been amended from time to time. The most recent amendments were approved by our shareholders on May 11, 2015. Awards of Options and Compensation Shares under the LTIP are made in accordance with the Option Plan. The Option Plan allows: (i) the granting of Options to purchase Shares; and/or (ii) the direct issuance of Compensation Shares to our employees, directors and service providers.

All grants under the Option Plan are made at the discretion of the Board. The term of any Options granted may not exceed ten years. The Board may issue up to 500,000 Compensation Shares each calendar year. The maximum number of Shares under the Option Plan which may be issued for Options granted or Compensation Shares awarded is 6,461,470 Shares, representing approximately 4.2% of our issued and outstanding Shares as at December 31, 2018.

Under the Option Plan, no one may receive the equivalent of more than 5% of our total outstanding Shares (on a non-diluted basis). Similarly, non-employee directors may not receive an annual equity award worth more than $100,000 (excluding Options or Compensation Shares taken in lieu of cash fees). Other Option Plan maximums are set out in Appendix B.

Exercise of Options

The exercise price of Options granted under the Option Plan will be the weighted average trading price of our Shares on the TSX for the five trading days prior to the grant date. The Option Plan provides for an optional cashless exercise mechanism where the optionee elects to relinquish the right to exercise their unexercised vested Options and receive, in lieu thereof, a number of fully paid Shares.

The number of Shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the product of the number of unexercised vested Options tendered for disposition multiplied by the difference between the market price and the Option price of all Shares subject to the tendered unexercised vested Options by the market price of one Share, represented by the following formula:

A x (X – Y) X		A - is the number of vested Options tendered for disposition pursuant to the notice of disposition
	Where:	X - is the market price of the Shares on the date of the notice of disposition
Y - is the Option price of the unexercised vested Options in question

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Termination of Options

Under the Option Plan, Options are non-assignable and non-transferable, and are subject to the vesting provisions determined by the Board. Where an Option holder’s employment with us is terminated, other than for cause or by reason of death or disability, Options granted under the Option Plan will terminate on the earlier of the expiry date of the Options, or 30 days after termination of employment.

Adjustment Provisions

The Option Plan also contains an adjustment mechanism to alter the exercise price or number of Shares issuable under the Option Plan if there is a Share reorganization, corporate reorganization or other event not in the ordinary course of business.

Blackout Period

If Options expire during a period when trading of our securities by certain persons as designated by us is prohibited (a Blackout Period) or within ten business days afterwards, the term of those Options will be extended to ten business days after the Blackout Period, unless the TSX does not permit such an extension.

Amending the Option Plan

The Option Plan provides that the Board may make certain limited amendments to the Option Plan or any Option without shareholder approval, such as amendments of a “housekeeping” nature. Other amendments require shareholder or disinterested shareholder approval, such as varying the strike price of Options or other matters that may be required by applicable law, rules or stock exchange requirements. Please refer to Appendix B for a complete description of the matters relating to amendments of the Option Plan.

Benefits

We make an array of quality group benefit alternatives available to address our employees’ health and other needs, and those of their dependents. We consider these benefits necessary to be competitive in the current market.

No Perks

We do not provide perquisites (perks) such as club memberships, use of private aircraft or car allowances to our Executives.

Supplemental Executive Retirement Plan

We sponsor a Supplemental Executive Retirement Plan (SERP) in Canada. The SERP was developed in 2016 for executives who work in Canada and who are subject to the limitation imposed by the Canadian Income Tax Act (Tax Act) on annual RRSP contributions. The SERP is considered to be a defined contribution plan for the purposes of this circular. For the purpose of the Tax Act, the SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.

In 2018, SERP benefits were accumulated based on 45% of annual base salary for the CEO and the COO, who were the only participants in the SERP. Contributions under the SERP are accumulated with interest, and are payable to the executives upon retirement, death or termination without cause. Payment at retirement or voluntary termination is only available after participating in the plan for five years for the current CEO and four years for the current COO, and unless such participation period is achieved, the SERP will not vest with or become available to the Executive.

The SERP is funded through retirement compensation arrangements held by the Canada Western Trust Company. The SERP program is funded on an annual basis. We consider the SERP an important component of attraction and retention.

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During the year ended December 31, 2018, we paid a total of $658,575 in contributions on behalf of the CEO and COO. The following table summarizes the SERP contributions up to the most recently completed fiscal year:

Executive	Value at December 31, 2017 CAD$	Company Contributions during 2018 CAD$	Accumulated Value at December 31, 2018 (Unvested) CAD$(1)
Michael Steinmann President and CEO	720,000	405,000	1,125,000

Steven Busby COO	499,725	253,575	753,300

Notes:

(1)	This amount excludes annual return value.

Executive Share Ownership

In November 2016, the HRC Committee resolved that the President and CEO is expected to have reached an ownership level of at least three times annual base salary in Pan American Silver equity and equity-based instruments within 60 months of such resolution. All of the other Executives are expected to have reached an ownership level of at least an amount equivalent to their annual base salary in Pan American Silver equity and equity-based instruments within 48 months.

The following table illustrates the equity holdings of our named executives as of December 31, 2018:

Named Executive	Base Salary CAD($)	Common Shares (#)	RSUs (#)	PSUs (#)	Total Equity Holdings (#)(1)	Value of Holdings with the 5-year average Share Price CAD$	Multiple of Salary(2)

Michael Steinmann President and CEO	900,000	73,774	35,328	77,989	187,091	3,324,111	3.6
A. Robert Doyle CFO	456,500	50,166	18,447	20,311	88,924	1,537,167	3.4
Steven Busby COO	563,500	76,690	9,854	25.345	111,889	1,934,147	3.4
Andres Dasso SVP, Operations	481,000	71,155	9,720	21,401	102,276	1,767,974	3.7
Sean McAleer SVP CA	411,000	23,345	33,231	18,227	74,803	1,293,067	3.1

Notes:

(1)	Includes outstanding vesting and unvested Shares, RSUs, and PSUs as of December 31, 2018
(2)	Based on the five-year average share price of CAD$17.2863 and base salaries at December 31, 2018.

Financial Assistance

We do not provide financial assistance to directors, officers or employees to help them purchase Shares or exercise Options granted under the Option Plan.

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Securities Authorized for Issue Under Equity Compensation Plans – December 31, 2018 (1)

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights		Weighted-average exercise price of outstanding Options, warrants and rights (CAD$)	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans approved by security holders	1,027,210		20.53	2,978,677	(2)
Equity compensation plans not approved by security holders	Nil		Nil	Nil

Total	1,027,210	(3)	20.53	2,978,677	(4)

Notes:

(1)

The information in this table includes Options and Compensation Shares which are settled in Shares, and also includes RSUs which may be settled in Shares at Pan American’s election. To date, all RSUs have been settled in cash.

(2)

The number of Shares issuable under the Option Plan (6,461,470), less Shares issued (including directors annual compensation), less Options exercised, and less the number of Options and RSUs outstanding., with any Options that terminate or expire or any RSUs that vest without the issuance of Shares being available for re-grant. We do not have any warrants or other rights outstanding.

(3)	Represents 0.67% of our fully diluted weighted average shares outstanding for 2018 (153,521,454).
(4)	Represents 1.94% of our fully diluted weighted average shares outstanding for 2018 (153,521,454).

Option and Compensation Share Grant Rate

The following table sets forth the number of Options and Compensation Shares granted, outstanding, and available for grant under the 2016 Option Plan and burn rates for the past three years as at December 31:

	2018			2017		2016
Measure of Dilution	Options and Compensation Shares (#)	Percentage of Weighted Average Shares Outstanding(1) (%)		Options and Compensation Shares (#)	Percentage of Weighted Average Shares Outstanding(1) (%)	Options and Compensation Shares (#)	Percentage of Weighted Average Shares Outstanding(1) (%)

Options
Annual Option Grant(2)	149,163	0.10	(3)	91,945	0.06	42,705	0.03
Options Exercised or Terminated	(386,899)	-		(466,686)	-	(278,412)	-
Options Outstanding	698,387	0.45		936,123	0.61	1,310,864	0.85
Compensation Shares
Annual Compensation Share Grant(4)	139,957	0.09	(5)	135,404	0.09	96,772	0.06
Total (Combined) Burn Rate	289,120	0.19	(6)	227,349	0.15	142,477	0.09

Notes:

(1)	Fully diluted weighted average shares outstanding for 2018: 153,521,454, for 2017: 153,352,884, and for 2016: 152,503,849.
(2)	The total number of Options granted in the applicable year under the Option Plan.
(3)	Option burn rate: calculated as the total number of Options granted in the applicable year, divided by the fully diluted weighted average shares outstanding in the applicable year.
(4)	The total number of Compensation Shares granted during the year under the Option Plan, including those issued to Directors as part of their annual director’s compensation during the year.
(5)

Compensation Shares burn rate: calculated as the total number of Compensation Shares granted in the applicable year, divided by the fully diluted weighted average shares outstanding in the applicable year.

(6)

Total (Combined) Burn Rate: calculated as total number of securities (Compensation Shares and Options) granted in the applicable year, divided by the fully diluted weighted average shares outstanding in the applicable year.

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Executive Share and Option Awards Outstanding as at December 31, 2018

	Option-based Awards				Share-based Awards

Executive	Number of Securities underlying unexercised Options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the- money Options (CAD$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (CAD$)(1)	Market or payout value of vested share-based awards not paid out or distributed (CAD$)(1)
Michael Steinmann	27,697	18.53	Dec 7, 2019	38,776	48,934	975,255	-
President and CEO	18,334	11.58	Dec 12, 2021	153,089	-	-	-
A. Robert Doyle	10,305	18.53	Dec 7, 2019	14,427	26,377	525,694	-
CFO	8,129	11.58	Dec 12, 2021	67,877	-	-	-
	12,576	9.76	Dec 11, 2022	127,898	-	-	-
Steven Busby	25,331	18.53	Dec 7, 2019	35,463	21,740	433,278	-
COO	36,380	11.49	Dec 13, 2020	307,047	-	-	-
	33,152	9.76	Dec 11, 2022	337,156	-	-	-
Andres Dasso	-	-	-	-	21,604	430,558	-
SVP, Operations	-	-	-	-	-	-	-
Sean McAleer	-	-	-	-	33,230	662,264	-
SVP CA	-	-	-	-	-	-	-

Notes:

(1)	Based on the closing price of our Shares on the TSX as at December 31, 2018, being CAD$19.93.

Value of Vested Share and Option Based Awards and Earned Non-Equity Incentive Plan Compensation for Executives during 2018

Executive	Option-based awards – Value vested during the year (CAD$)	Share-based awards – Value vested during the year (CAD$)(1)	Non-equity incentive plan compensation – Value earned during the year (CAD$)(2)
Michael Steinmann President and CEO	0	427,948	1,192,500
A. Robert Doyle CFO	0	242,337	348,310
Steven L. Busby COO	0	251,329	648,025
Andres Dasso SVP, Operations	0	194,906	431,445
Sean McAleer SVP CA	0	276,799	303,957

Notes:

(1)	2016 Restricted Shares grant, 50% of 2016 RSUs and 50% of 2017 RSUs that vested on December 2018 are reported at share price of $18.37.
(2)	Non-equity incentive compensation for President and CEO and COO, AIP payout and SERP, the remainder of executives, only AIP payout.

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Total Executive Compensation Summary

The following table summarizes the three-year total compensation summary for Executives as at December 31, 2018:

Executive	Year	Salary (CAD$)	Share- based awards (CAD$)(1)(2)	Option- based awards (CAD$)(2)	Non-equity incentive plan Compensation (CAD$)		Pension value (CAD$)	All Other Compensation (CAD$)(4)	Total Compensation (CAD$)
					Annual incentive plans(3)	Long-term incentive plans
Michael Steinmann	2018	900,000	1,575,000	0	787,500	n/a	405,000	0	3,667,500
President	2017	900,000	1,170,000	0	1,012,500	n/a	405,000	0	3,487,500
and CEO	2016	700,000	910,000	0	879,380	n/a	315,000	0	2,804,380
A. Robert Doyle	2018	456,500	684,750	0	348,310	n/a	n/a	0	1,489,560
CFO	2017	445,000	445,000	0	405,840	n/a	n/a	0	1,295,840
	2016	432,000	432,000	0	478,170	n/a	n/a	0	1,342,170
Steven Busby	2018	563,500	732,550	0	394,450	n/a	253,575	0	1,944,075
COO	2017	563,500	563,500	0	513,349	n/a	253,575	0	1,893,924
	2016	547,000	547,000	0	630,070	n/a	246,150	0	1,970,220
Andres Dasso	2018	481,000	721,500	0	384,800	n/a	n/a	46,645	1,633,945
SVP, Operations	2017	469,000	469,000	0	432,418	n/a	n/a	46,750	1,417,168
	2016	455,000	455,000	0	530,630	n/a	n/a	23,846	1,464,476
Sean McAleer	2018	411,100	616,650	0	303,957	n/a	n/a	0	1,331,707
SVP CA	2017	401,000	401,000	0	338,594	n/a	n/a	0	1,140,594
	2016	381,500	381,500	0	432,290	n/a	n/a	0	1,195,290

Notes:

(1)	In 2018, the Board approved the issuance of 117,328 PSUs based on a value of CAD $17.48 per Share.
(2)

In December 2018, the Company awarded Shares with a three-year hold period, and RSUs, both at a value of CAD$17.53 per unit/Share. The Company used as its assumptions for calculating fair value a risk free interest rate of 2.44% – 2.46%, weighted average volatility of 43.13% – 44.45%, expected lives ranging from 3.5 to 4.5 years based on historical experience, dividend yield of 1.96% – 2.16% and an exercise price of CAD$17.53 per Share. The weighted average fair value of each Option was determined to be CAD $5.90.

(3)	AIP awards are paid in the calendar year following the year the Executive’s performance is assessed. For example, the AIP award referenced for 2018 was paid in February 2019
(4)	These amounts reflect additional compensation for location premiums, given the substantial time away from his family in remote locations with minimal conveniences.

Employment Agreements, Change Of Control and Other Termination Payments

Employment Agreements

Each Executive is currently engaged under an employment agreement. All of these agreements are for an indefinite term and each provides for, among other things, a base salary (that may be adjusted annually by the Board on the recommendation of the HRC Committee), discretionary bonus, vacation time, and extended benefits. These agreements also include a conflict of interest clause and a confidentiality clause that the Executive agrees to comply with as part of their employment terms and conditions. Pursuant to these employment agreements, Executive employment may be terminated as a result of a) Change of Control, b) termination without cause, c) termination with cause, d) retirement, e) death, or f) disability.

Double Trigger Change of Control Provisions

The employment agreements also stipulate the terms and conditions that would be applicable to each Executive in the event of a “Change of Control.” Under the employment agreements, a Change of Control occurs when any person acquires, whether directly or indirectly, 50% or more of the outstanding Shares of Pan American, or results in such person acquiring sufficient shares to replace the majority of the Board of Pan American with its nominees and so replaces the Board.

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Moreover, the triggering of the Change of Control obligations would apply only in the presence of both of the following:

•	a Change of Control of Pan American; and

•

a triggering event where the employee is terminated without cause or, within a specified period of time after the Change of Control, elects to resign for “good reason” (as defined in the terms of the employment agreements), such as a reduction by the Company of the employee’s annual salary or benefits, or any material change in the status of the employee or work location, without the consent of the employee.

No Executive would receive any incremental benefits due to a Change of Control alone without the second trigger.

Conditions Relating to Other Compensation Elements upon Termination

Compensation Element	Termination following a Change of Control	Termination without Just Cause	Termination with Cause	Retirement(2)	Death	Termination upon Disability

Severance

•   2 years base salary, plus 2 years bonus at target, plus one month salary for every year of service to a max of 2.5 years for Mr. Steinmann.

•   2 years base salary, plus 2 years bonus at target, for each of Messrs. Busby, Doyle and Dasso.

•   1 year base salary, plus 1 year bonus at target, for Mr. McAleer.

•   2 years base salary, plus 2 years bonus at target, plus one month salary for every year of service to a max of 2.5 years for Mr. Steinmann.

•   2 years base salary, plus 2 years bonus at target, for each of Messrs. Busby, Doyle and Dasso.

•   1 year base salary, plus 1 year bonus at target, for Mr. McAleer.

			None	None	• For all Executives with 2 years base salary, 1 year base salary. • For all Executives with 1 year base salary, 6 months base salary. • Pro-rated portion of AIP, if approved by the Board	• For all Executives with 2 years base salary, 1 year base salary. • For all Executives with 1 year base salary, 6 months base salary. • Pro-rated portion of AIP, if approved by the Board

PSUs	PSUs continue to vest and become payable on the vesting date.(1)	PSUs continue to vest and become payable on the vesting date.(1)	All non-vested PSUs will be cancelled.	PSUs continue to vest and become payable on the vesting date.	PSUs continue to vest and become payable to the employee’s estate on the vesting date.	PSUs continue to vest and become payable on the vesting date.

RSUs	All RSUs will continue to vest and will become payable on the vesting date.	All RSUs will continue to vest and will become payable on the vesting date.	All non-vested RSUs will be cancelled.	All RSUs will continue to vest and will become payable on the vesting date.	All RSUs will continue to vest and will become payable to the employee’s estate on the vesting date.	All RSUs will continue to vest and will become payable on the vesting date.

Options(2)

If the surviving entity assumes outstanding awards made under the Option Plan (without seeking amendment), each vested Option shall be exercisable any time up to, but not after the earlier of the expiry date, and the date which is 30 days after termination date.

If the surviving entity does not assume outstanding awards under the Option Plan:

a)  the vested Options are exercisable until the time immediately prior to the completion of the transaction.

b)  50% of unvested Options held as of the completion date become conditionally exercisable 21 days prior to the transaction closing date and ending immediately prior to the completion of the transaction.

		Each vested Option shall be exercisable any time up to, but not after the earlier of the expiry date, and the date which is 30 days after termination date.	Each vested Option shall be exercisable anytime, up to, but not after the earlier of the expiry date, and the date on which the optionee ceases to be a director, officer or service provider.	Each vested Option shall be exercisable any time up to, but not after the earlier of the expiry date, and the date which is one year after the retirement date.	Each vested Option shall be exercisable any time up to, but not after, the earlier of the expiry date, and the date which is one year after death.	Each vested Option shall be exercisable any time up to, but not after, the earlier of the expiry date, and the date which is one year after the date of disability.

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Compensation Element	Termination following a Change of Control	Termination without Just Cause	Termination with Cause	Retirement(2)	Death	Termination upon Disability

SERP (CEO and COO)	The Company will remit to the Trustee a contribution equal to the contribution required for the next two and one-half years. After the remittance, the SERP becomes payable to the Executive.	The Company will remit to the Trustee a contribution equal to the contribution required for the next two years. After the remittance, the SERP becomes payable to the Executive.	None	If the Executive has satisfied the minimum years of service, the Company will cease to make contributions and the SERP becomes payable to the Executive	The Trustee will pay to the Beneficiary(ies) two lump sums, the first sum being paid from the proceeds of the SERP, the second from the refundable tax received by the SERP trust.	The Company will cease to make contributions. The SERP becomes payable to the Executive.

Benefits	Continuation of benefits for two years unless the employee has replaced the benefits with alternate employment.	Continuation of benefits for two years unless the employee has replaced the benefits with alternate employment.	None	No group benefits are provided to retirees.	None	Continuation of benefits for six months from the date of permanent incapacitation.

Notes:

(1)

If, under a Change of Control, the double-trigger occurs and the Executive leaves their employment, the employee will receive payment for any unvested PSUs. The payment will be pro-rated and PSUs will be valued based on the effective day of resignation.

(2)	For additional Option Plan information, including with respect to exercise on a Change of Control, refer to Appendix B.

Incremental Payments on Termination Assuming Termination on December 31, 2018

	Steinmann President and CEO	Doyle CFO	Busby COO	Dasso SVP Operations	McAleer SVP CA

Change of Control (CAD$)
Severance Payment	4,650,000(1)	1,643,400	2,028,600	1,731,600	698,870
Unvested PSUs	401,171	91,189	115,306	96,068	81,220
Unvested RSUs	0	0	0	0	0
Unvested Options	0	0	0	0	0
SERP	1,070,344	0	670,154	0	0
Benefits	47,036	26,970	41,782	25,398	13,207
TOTALS	6,168,551	1,761,559	2,855,842	1,853,066	793,297
Termination Without Cause (CAD$)
Severance Payment	4,650,000	1,643,400	2,028,600	1,731,600	698,870
Unvested PSUs	0	0	0	0	0
Unvested RSUs	0	0	0	0	0
Unvested Options	0	0	0	0	0
SERP	851,151	0	532,915	0	0
Benefits	47,036	26,970	41,782	25,398	13,207
TOTALS	5,548,187	1,670,370	2,603,297	1,756,998	712,077
Other Termination (CAD$)
Voluntary Termination	0	0	0	0	0
Termination with Cause	0	0	0	0	0
Retirement	0	0	0	0	0
Termination upon Death(2)	900,000	456,500	563,500	481,000	205,550
Termination upon Disability(2)	911,759	463,243	573,946	493,699	212,154

Notes:

(1)

As per executive employment agreement for the President and CEO, the severance payment includes two parts: a payment in lieu of future salary not to exceed 2.5 times base salary and a payment in lieu of AIP two times target. In aggregate, the above severance payment is approximately 2.3 times the President & CEO’s base plus bonus.

(2)

These amounts are comprised of salary and the continuing benefits for six (6) months from the date of death or disability and do not include any amounts for RSUs or PSUs which would continue to vest and be payable in the future.

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Additional Company Information

Shares and Principal Shareholders

We are authorized to issue 400,000,000 Shares without par value of which 209,438,868 Shares are outstanding as of March 12, 2019.

To the knowledge of our directors and senior officers, the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of our issued and outstanding Shares:

Shareholder	Number of Shares	Percentage of Outstanding Shares %
Van Eck Associates Corporation (Van Eck)	24,000,331	11.46	(1)

Note:

(1)

According to the Alternative Monthly Report pursuant to NI62-103 filed on SEDAR on March 8, 2019, ands based on the issued and outstanding as at the Record Date. In addition, Van Eck has investment authority over CVRs that would entitle it to 831,564 additional Shares if the CVR payment condition is satisfied within the required period.

Management Contracts

Our management functions are not, to any substantial degree, performed by a person other than our directors or senior officers.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed in this Circular, none of our directors or executive officers at any time since January 1, 2018, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of our Shares or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

Indebtedness of Directors and Executive Officers

As of the date of this Circular, none of our executive officer, director, employee or former executive officer, director or employee or of any of our subsidiaries is indebted to the Company or any of our subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of our subsidiaries. Similarly, the Company is not indebted to any of its directors, officers or employees.

Interest of Informed Persons in Material Transactions

No informed person (as that term is defined in NI 51-102), proposed director, or any associate or affiliate of any informed person or proposed director other than described below, has had any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year, or in any proposed transaction, which has materially affected or will materially affect us or any of our subsidiaries.

Pursuant to the terms of his employment contract with Tahoe, Mr. McArthur, who held the position of Executive Chair and director of Tahoe prior to the Arrangement, received a lump-sum payment equal to approximately US$1.13 million upon completion of the Arrangement. In addition, in accordance with the Tahoe’s long term incentive plan, the Tahoe’s deferred share awards held by Mr. McArthur accelerated and vested in exchange for common shares of Tahoe at the effective time of the Arrangement. These shares were then exchanged for Shares of Pan American pursuant to the Arrangement.

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Additional Governance Disclosure and Appendices

What’s Inside

Appendix A

Corporate Governance Disclosure	52

Appendix B

Summary of Option Plan	59

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APPENDIX A

CORPORATE GOVERNANCE DISCLOSURE

Governance Disclosure Guidelines under

National Instrument 58-101 –

Disclosure of Corporate Governance Practices

BOARD OF DIRECTORS

Disclose the identity of directors who are independent.

The following persons proposed for nomination as directors to our Board are considered to be “independent” within the meaning of the Corporate Governance Disclosure Rules and the Nasdaq Rules:

Ross J. Beaty Michael L. Carroll Neil de Gelder	Charles Jeannes Walter T. Segsworth Gillian D. Winckler

Disclose the identity of directors who are not independent, and describe the basis for that determination.

•	Michael Steinmann – not independent – President and Chief Executive Officer

•	Kevin McArthur – not independent – Executive Chair of Tahoe Resources Inc., at the time it was acquired by Pan American on February 22, 2019.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of our directors are independent – seven of our nine current directors, and six of the eight persons nominated as directors at the Meeting, qualify as independent directors for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

•	Ross Beaty – member of the Board of Directors of Innergex Renewal Energy Inc. and Equinox Gold Corp.

•	Charles Jeannes – member of the Board of Directors of Orla Mining Limited and Wheaton Precious Metals Corp.

•	Kevin McArthur – member of the Board of Directors of Royal Gold, Inc.

•	Walter T. Segsworth – member of the Board of Directors of Gabriel Resources Ltd., Happy Creek Minerals Ltd., and Sabina Gold & Silver Corp.

•	Michael Steinmann – member of the Board of Directors of Lumina Gold Corp.

•	Gillian Winckler – member of the Board of Director of West Fraser Timber Co. Ltd.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At the beginning of each regularly scheduled meeting of the full Board held in February, May, August and November, the independent members of the Board hold an in-camera meeting at which non-independent directors and members of management are not in attendance. The lead director is the primary chair of the independent sessions and directors in attendance are encouraged to raise any concerns or issues that they may have. There are no fixed durations for the in-camera sessions.

For the financial year ended December 31, 2018, there were 7 meetings of the full Board and each meeting including an in-camera sessions. We anticipate that in-camera sessions will be conducted at each Board meeting.

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Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Ross J. Beaty is the chair of the Board. While Mr. Beaty qualifies as independent for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules, some corporate governance institutions would still consider Mr. Beaty non-independent due to his previous management position with us. As such, Walter T. Segsworth, an independent director, has been appointed lead director.

In 2015, the Board approved an updated position description for the lead director, which was recommended by the Nominating and Governance Committee. The lead director’s primary responsibility is to ensure that the Board functions independent of management and to act as principal liaison between the independent directors and the Chief Executive Officer. The lead director holds in-camera meetings at each regularly scheduled Board meeting with all independent directors (other than Mr. Beaty) and then reports to the Board and makes recommendations to management.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

For the financial year ended December 31, 2018, the Board held 7 meetings of the full Board. The attendance records of each of the directors for the most recently completed financial year are set out on page 24 of the Circular.

BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

In 2015, the Board approved an updated written mandate that defines its stewardship responsibilities. The “Mandate of the Board of Directors” is attached as Appendix “C” to the information circular dated April 7, 2016 which is filed on SEDAR and is also available on our website at www.panamericansilver.com.

POSITION DESCRIPTIONS

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

In 2015, the Board approved an update to the written position description for the chair of each committee, titled “Mandate—Committee Chair”, a copy of which is available on our website at www.panamericansilver.com.

The chair of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfilment of the applicable mandate. Each chair is sufficiently skilled through education and experience to lead the respective committee.

In 2015, the Board approved an update to the written position description for the board chair, titled “Mandate of the Chairman of the Board”, a copy of which is available on our website at www.panamericansilver.com.

Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and Chief Executive Officer have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

In 2015, the Board approved an update to the written position description for the Chief Executive Officer, titled “Mandate of the Chief Executive Officer”, a copy of which is available on our website www.panamericansilver.com.

ORIENTATION AND CONTINUING EDUCATION

Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of our business, our corporate strategy, our current issues, our expectations concerning input from directors and the general responsibilities of our directors. Each new director is provided with a Board manual which includes all Board-related policies, mandates and charters, as well as certain of our policies that affect all employees, including the Board. New directors meet with management to discuss and better understand our business and will be advised by our counsel of their legal obligations as directors.

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Directors have been and will continue to be given tours of our mines and development sites to give the directors additional insight into our business. In addition, all directors are provided with monthly management reports regarding our business and operations.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

We provide the Board with periodic presentations and education sessions on topics related to our business and support the attendance of our directors at seminars, conferences and other professional development events that are of interest and of relevance to their position as a director. The Nominating and Governance Committee is responsible for arranging funding for such attendance. Directors are encouraged to introduce topics of discussion that they feel are of particular importance to the Board, and they may request presentations or additional training by management or external advisors. Directors are also kept apprised of regulatory, industry and political changes that could have an effect on our business.

Directors have been and will continue to be given tours of our mines and development sites to give the directors additional insight into our business. In addition, all directors are provided with monthly management reports regarding our business and operations.

Please also refer to specific Board education and continuing professional development activities during 2018 as noted on page 20.

ETHICAL BUSINESS CONDUCT

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

As part of its stewardship responsibilities, the Board has approved a formal Global Code of Ethical Conduct (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. The Code is applicable to all of our directors, officers and employees. The Board, with the assistance of the Audit Committee, the Nominating and Governance Committee and our General Counsel, monitors compliance with the Code and the Board is responsible for the granting of any waivers from these standards to directors or executive officers. The Company conducts routine and ad hoc internal audits through our internal audit group. We will disclose any waiver of a material departure from these standards granted to our directors or executive officers in our quarterly report that immediately follows the grant of such waiver.

There has been no conduct of a director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.

The full text of the Code is available on our website at www.panamericansilver.com and filed on SEDAR as Exhibit “C” to the April 3, 2017 Information Circular.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose to the General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board. If it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the matter at issue is being considered by the Board. Each director is also subject to the Code, which contains a number of requirements relating to conflicts of interest and other similar matters.

Describe any steps the Board takes to encourage and promote a culture of ethical business conduct.

The Nominating and Governance Committee is primarily responsible for setting the standards of business conduct contained in the Code and generally for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct. The Board has also adopted a Global Anti-Corruption Policy to further enhance the Company’s standards of ethical business conduct.

The Board helps to set the tone for our ethical conduct by considering and discussing ethical matters, including when reviewing our corporate transactions.

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NOMINATION OF DIRECTORS

Describe the process by which the Board identifies new candidates for Board nomination.

The Nominating and Governance Committee reviews the qualifications of and recommends to the Board possible nominees for election or re-election to the Board at each of our annual shareholder meetings and identifies, reviews the qualifications of, and recommends to the Board possible candidates to fill vacancies on the Board between annual shareholder meetings, as necessary. The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to the composition of the Board.

All members of the Board and management are encouraged to recommend to the N&G Committee individuals that they believe are suitable candidates for the Board in light of the particular skills, experience and knowledge that is required on the Board, both generally and in specific circumstances, such as at the retirement of a current director.

Since the 2018 Meeting, there are two new nominees recommended for election.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

All members of the Nominating and Governance Committee are outside, non-management and independent directors in accordance with the Corporate Governance Disclosure Rules, the Nasdaq Rules and the Nominating and Governance Committee Charter.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their Charters and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

Please see the more detailed discussion under the heading “Nominating and Governance Committee” on page 23 of this Circular.

COMPENSATION

Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Human Resources and Compensation Committee, with the assistance of our Chief Executive Officer and the Senior Vice President Corporate Affairs, and compensation consultants, as necessary, reviews overall compensation policies, compares them to the overall industry, and approves the compensation of executive officers other than our Chief Executive Officer.

The Human Resources and Compensation Committee, with the assistance of our Senior Vice President Corporate Affairs, and compensation consultants, as necessary, makes recommendations to the Board on the compensation of our Chief Executive Officer.

Please see the more detailed discussion under the headings “Director Compensation” and “Executive Compensation” on pages 24 and 26 of this Circular, respectively.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Human Resources and Compensation Committee is comprised of three directors, each of whom is an independent director as required by the Human Resources and Compensation Committee Charter, and for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Human Resources and Compensation Committee determines the salary and benefits of our executive officers, determines our general compensation structure, policies and programs, oversees the administration of our annual incentive plan, long-term incentive plan and stock option and compensation share plan, and delivers an annual report to shareholders on executive compensation.

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In addition, the Human Resources and Compensation Committee reviews and makes recommendations to the Board for approval with respect to the annual and long term corporate goals and objectives relevant to determining the compensation of our senior management, including the Chief Executive Officer.

Please see the more detailed discussion under the headings “Human Resources and Compensation Committee” and “Compensation Governance” on pages 22 and 33 of this Circular.

OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has a Health, Safety, Environment and Communities Committee that currently consists of three directors. We recognize that proper care of the environment and the health and safety of our employees is integral to our existence, our employees, the communities in which we operate and all of our operations. The Health, Safety, Environment and Communities Committee provides oversight in this regard during the various phases of mining activities, including construction, remediation and ongoing mining operations. Among other things, the results of inspections, audits and similar reviews are reported to the Health, Safety, Environment and Communities Committee on a regular basis, as is the progress on any significant remediation efforts. Through its guidance and oversight, the Health, Safety, Environment and Communities Committee also plays an important role in ensuring that policies with respect to the health and safety of our employees and the environment are in place at each of our operations and that such policies are being enforced by management.

The Board has a Finance Committee which currently consists of three directors. The purpose of the Finance Committee is to assist the Board in monitoring and reviewing our financial structure, investment policies and financial risk management programs and make recommendations to the Board in connection therewith.

Please see more detailed discussions under the headings “Health, Safety, Environment and Communities Committee” on page 22 and “Finance Committee” on page 23 of this Circular.

ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Chief Executive Officer is assessed each year on the basis of the objectives set out by the Board for that position, the Chief Executive Officer’s individual performance throughout the year and that individual’s ability to execute on long-term strategy. The Chief Executive Officer is assessed first by the HRC Committee and then by the Board as a whole (other than the Chief Executive Officer).

The Board has also appointed a Nominating and Governance Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their charters and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board. The Nominating and Governance Committee, in consultation with the entire Board, annually reviews the formally established roles and responsibilities of each of the lead director, the chair of the Board and the Chief Executive Officer and determine against what criteria each such position should be assessed.

The Nominating and Governance Committee annually assesses the Board as a whole and the committees of the Board. The performance assessments of the Board and each committee of the Board are based on information and feedback obtained from director evaluation questionnaires provided to each director. Each director is asked to complete and return the assessment questionnaire to the chair of the Nominating and Governance Committee on a confidential basis. The chair of the Nominating and Governance Committee may discuss the completed questionnaires with individual directors where clarification is required. The evaluation process focuses on Board and committee performance, and also asks for peer feedback and suggestions or comments regarding the performance of the chair of each committee and the lead director. The chair of the Nominating and Governance Committee reports the results of the performance assessments to the Board.

The Board, in connection with the feedback and recommendations of the Nominating and Governance Committee, assesses the effectiveness of the members of the Board on an annual basis, and has determined that each Board member is qualified through their current or previous professions and experience.

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DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

We have not adopted term limits or other formal mechanisms for board renewal. We believe our board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements. In this respect, through the Nominating and Governance Committee and the annual board assessment process, the Board is able to consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board, and recommends changes to best meet those needs. Since 2010, we have had six Board members step down from the Board, and have had six new members join as at the date of this Circular. Currently, excluding the Company’s Chairman and founder, our Directors’ average tenure is five (5) years of service and an average age of 62 years old.

POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so. If the issuer has adopted a policy, disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

In early 2015, we adopted a Board and Senior Management Diversity Policy (the “Diversity Policy”) which recognizes the importance of diversity amongst our Board and senior management team and to emphasize our commitment to diversity. The Diversity Policy provides a basic framework within which the Company will consider the principle of diversity when recruiting, developing and appointing our senior management team and our Board members, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company. Please refer to the complete description of the Diversity Policy beginning on page 18.

The Nominating and Governance Committee will conduct a review of the Diversity Policy at least biennially and will report to the Board annually on the Company’s adherence to this policy. In connection with such review, the Nominating and Governance Committee will consider the effectiveness of the Company’s approach to diversity and will recommend to the Board any changes that it thinks appropriate.

There were no changes in the number of Board members that were women during 2018, however the Company has been more actively engaged in promoting diversity and awareness throughout the organization, with greater emphasis on developing diversity in leadership roles.

The Nominating and Governance Committee intends to assess the effectiveness of the policy prior to the Company’s next annual general and special meeting of its shareholders.

CONSIDERATION OF THE REPRESENTATION OF WOMEN IN DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The Diversity Policy provides a basic framework within which the Company will consider the principle of diversity when identifying, recruiting and recommending Board candidates. The Nominating and Governance Committee will have the most direct impact on developing diversity amongst Board members as a result of its oversight responsibilities on Board composition and function, and with the nomination of candidates to fill Board vacancies. Diversity considerations are expressly recognized in the Nominating and Governance Committee Charter in connection with the identification of candidates for Board nomination.

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CONSIDERATION OF THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

Pursuant to the Diversity Policy, in addition to merit-based considerations in the appointment of persons to senior management positions, due consideration will be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity, including gender diversity, might have on the Company and its business. Diversity considerations are expressly recognized in the CEO Mandate in connection with the identification of candidates for senior management positions. In 2019, the Board approved amendments to the Diversity Policy in order to emphasize gender diversity as a key area of focus in both senior management and Board members appointments.

ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so. For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

We have not adopted a target regarding women on our Board. The Nominating and Governance Committee, and the Board as a whole, consider the contribution of current Board members and assess the skills and experience necessary for the Board to function effectively and efficiently and will recommend candidates they feel best meet those needs. The Nominating and Governance Committee will, in addition to considering functional expertise and the skills, knowledge and experience necessary to run our business, also consider diversity when making nominations and recommendations, gender diversity will be accorded particular attention when considering Board and senior management appointments with a view to increasing the representation of women. With the adoption of the Diversity Policy and the explicit recognition of the benefits of diversity, including gender diversity, we believe that the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company is achievable without setting formal targets.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target referred to above, disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

We have not adopted a target regarding women in executive officer positions. Like nominations to the Board, candidate recruitment, hiring and promotion are primarily merit-based, but diversity considerations are also important in the decision-making process. We believe that this approach is best suited to ensuring that we have the right candidates who contribute to the success of our Company, not only with their skills and knowledge, but also with their diversity of experience and perspectives, if they are ultimately appointed to an executive officer position.

NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE POSITIONS

Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

We currently have one director (11%) on our Board who is a woman and will continue to have one female director (12.5%) if all of the nominees are elected to the Board immediately following the Meeting.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

We currently have no executive officers who are women. We do have two vice presidents (one of whom is an officer) and three director-level employees on our management team who are women.

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APPENDIX B

Summary of Option Plan

The Option Plan was established by the Board on May 13, 2008 (and approved by shareholders on May 13, 2008), further amended on May 10, 2010 and May 11, 2015. The Option plan complies with the rules set forth for such plans by the TSX and Nasdaq. Awards of Options or Compensation Shares under the Option Plan are granted in accordance with the guidance provided by the LTIP. The Option Plan contemplates: (i) the granting of Options to purchase Shares and/or (ii) the direct issuance of Compensation Shares to our executive officers, directors and service providers.

Granting Options and Compensation Shares

Any grant of Options under the Option Plan will be at the discretion of the Board, and the term of any Options granted will also be at the discretion of the Board, but will not be in excess of ten years. The Option Plan also gives authority to the Board to issue up to 500,000 Compensation Shares in each calendar year. The maximum number of Shares that may be issued pursuant to Options granted or Compensation Shares issued under the Option Plan may be equal to, but will not exceed 6,461,470 Shares, representing approximately 4.2% of our issued and outstanding Shares as at December 31, 2018. The number of Shares which may be issuable to any one optionee under the Option Plan together with all of our other previously established or proposed Share compensation arrangements, shall not exceed 5% of the total number of our issued and outstanding Shares on a non-diluted basis.

The number of Shares that may be issued to Insiders under the Option Plan, together with all of our other previously established or proposed Share compensation arrangements, in aggregate, shall not at any time exceed 10% of the total number of our issued and outstanding Shares on a non-diluted basis. In addition, the number of Shares that may be issuable under the Option Plan, together with all our other previously established or proposed Share compensation arrangements, within a one year period: (i) to insiders in aggregate, shall not exceed 7% of the outstanding issue; (ii) to one optionee who is an insider or any associates of such insider, shall not exceed 2% of the outstanding issue: and (iii) to any non-employee director, other than the chair of the Board, shall not exceed an equity award value of $100,000 (other than Options or Shares granted or taken in lieu of cash fees).

Exercise of Options

The exercise price of Options granted under the Option Plan will be the weighted average trading price of our Shares on the TSX for the five trading days prior to the grant date. The Option Plan provides for an optional cashless exercise mechanism where the optionee elects to relinquish the right to exercise their unexercised vested Options and receive, in lieu thereof, a number of fully paid Shares. The number of Shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the product of the number of unexercised vested Options tendered for disposition multiplied by the difference between the market price and the Option price of all Shares subject to the tendered unexercised vested Options by the market price of one Share.

Termination of Options

Under the Option Plan, Options are non-assignable and non-transferable, and subject to such vesting provisions as the Board in their sole discretion shall determine. Where an Option holder’s employment with us is terminated, other than for cause or by reason of death or disability, Options granted under the Option Plan will terminate on the earlier of:

•	The expiry date of the Options

•	30 days after termination of employment

•	At any time up to but not after the earlier of the Expiry Date of the Option and the date which is 12 months after the Optionee retires

In the event of termination for cause, the Options will terminate immediately upon the date that the individual ceases to be a director, officer or service provider.

In the event the individual ceases to be a director, officer or service provider due to death or disability, the Options granted under the Option Plan will terminate upon the earlier of:

•	The expiry date

•	12 months after the date of death or disability

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Adjustment Provisions

The Option Plan also contains an adjustment mechanism to alter the exercise price or number of Shares issuable under the Option Plan upon a Share reorganization, corporate reorganization or other such event not in the ordinary course of business. In the event of a take-over bid or change of control, 50% of an Option holder’s unvested outstanding Options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, provided that: (i) any Options that are unvested or unexercised by the completion of the take-over bid or change of control become null and void; and (ii) in the event the take-over bid or change of control is not completed within 90 days of the proposed completion date, the Option holder will be refunded any payments made to exercise the Options, the exercised Options will be reissued, and the purported exercise of the Options will be null and void.

Blackout Period

Except where not permitted by the TSX, where an Option expires during a time when, pursuant to any of our policies, any of our securities may not be traded by certain persons as designated by us, including any holder of Options under the Option Plan (the Blackout Period) or within ten business days following the end of such Blackout Period, the term of such Options will be extended to the end of day that is ten business days following the end of the applicable Blackout Period.

Amending the Option Plan

The Option Plan provides that the Board may make certain limited amendments to the Option Plan or any Option without shareholder approval, including

•	Amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Option Plan or any related Option agreement

•	A change to the vesting provisions of an Option

•	Extensions to the term of an Option held by a person (other than an insider)

•	Accelerating the expiry date of an Option

•	Amending the definitions contained within the Option Plan

•	Amending or modifying the mechanics of the exercise of Options (except with respect to the requirement that full payment be received for the exercise of Options)

•	Amendments that are necessary to comply with the provisions of applicable laws or the rules, regulations and policies of the TSX and Nasdaq

•	Amendments relating to the administration of the Option Plan

•	Amendments that are necessary to suspend or terminate the Option Plan

•

Any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX and Nasdaq)

The Option Plan expressly requires shareholder approval for:

•	Amendments that increase the number of Shares issuable under the Option Plan, except in certain circumstances as contemplated in the Option Plan

•	Any reduction in the Option price of an Option if the optionee is not an insider at the time of the proposed amendment

•	Amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq)

The Option Plan expressly requires disinterested shareholder approval for:

•	Amendments to the Option Plan that could result at any time in the number of Shares reserved for issuance under the Option Plan to insiders exceeding 10% of the outstanding issue

•	Any reduction in the Option price of an Option if the optionee is an insider at the time of the proposed amendment

•	Amendments requiring disinterested shareholder approval under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq)

ADDITIONAL GOVERNANCE DISCLOSURE AND APPENDICES	| Page 60

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